2020 SUSTAINABILITY REPORT

About this report The 2020 Sustainability Report has been prepared according to the Global Reporting Initiative (GRI) Standards: Core Option and aligns with the United Nations Global Compact. Indexes for both are included in the Appendix. We also use internationally recognized guidelines and frameworks, such as the United Nations Sustainable Development Goals (SDGs), to inform our reporting. As a values-based R&D-driven biopharmaceutical leader, our biggest contribution is toward Goal 3: Ensure healthy lives and promote well-being for all at all ages. The Report includes the operations of Takeda Pharmaceutical Company Limited and consolidated subsidiaries of Takeda. The reporting period covers FY2019 (April 1, 2019 to March 31, 2020). Some FY2020 activities are included. Selected performance indicators in the report have been assured by KPMG AZSA Sustainability Co., Ltd. See page 100 for the independent assurance report. We welcome your comments and questions about our sustainability activities at sustainablevalue@takeda.com. For more information, visit www.takeda.com. Table of Contents 16 Patient Planet 4634 People 62 Governance & Fundamentals of Responsible Business Introduction 1 88 Appendix

At Takeda, we are committed to creating value for society by putting our core strengths and capabilities to work to help solve key societal challenges by addressing unmet medical needs, supporting sustainable health care systems, by mitigating climate change and striving to create a diverse and inclusive organization where people can thrive. With our purpose, vision and values as a foundation — and through the collective efforts of each and every one of our approximately 50,000 employees — we call this approach purpose-led sustainability. 12020 Sustainability Report

Takeda is a values-based company. It has been since it was founded in 1781 by Chobei Takeda, an herbalist who sold traditional Japanese and Chinese medicines in Osaka, Japan. Chobei was an Omi Shonin, one of a group of merchants who distinguished themselves through their adherence to Sanpo-Yoshi, a business principle that literally translates as “three-way satisfaction.” For the Omi, the three guiding principles were good for the seller (urite yoshi), good for the buyer (kaite yoshi) and good for society (seken yoshi). These guiding principles lead to the values of Integrity, Fairness, Honesty and Perseverance that make up what we call “Takeda-ism.” Today, we are a global company with approximately 50,000 colleagues in about 80 countries. We bring Takeda-ism to life through actions based on Patient-Trust-Reputation- Business, in that order, to form a philosophy that’s ingrained in our ways of working. And as an R&D- driven company, these values align perfectly with our commitment to discover and deliver life-transforming treatments for patients. Most pharmaceutical companies put patients at the center of their thinking. It’s what makes our industry special. What sets Takeda apart is how we make business decisions. We prioritize Patient needs first, then ask ourselves if this decision builds Trust with society, which in turn strengthens our Reputation. If the answer is “yes,” then Business performance will follow. Our values guide not only what we do, but how we do it. It’s about creating lasting value for society — we think as much about the next decade as we do the next quarter. And while we strive every day to address unmet medical needs by delivering life-transforming or life-saving medicines and vaccines that translate into sustainable growth and provide value for shareholders, our purpose is deliberately broader: Better health for people, brighter future for the world. We’re proud of our purpose-led and values-based approach. We hear from external stakeholders that we’re unique in the way we build this approach into our early access programs, including our free “named patient programs” to help provide better access to medicines that are not available to people in their own countries. We’re told that it comes to life in our commercial negotiations around reimbursement and pricing. It’s even guided the way we designed our business — with our Vaccines Business Unit, for example, we intentionally chose to go after some of the most challenging infectious disease targets such as dengue, at a time when a safe and effective vaccine did not exist. Most recently, this approach was behind the significant enhancements we made to our Patient Assistance Programs for U.S. patients who qualified for and needed extra help as a result of the COVID-19 pandemic. CEO Message “ Better Health for People, Brighter Future for the World” INTRODUCTION 22020 Sustainability Report

Like all global organizations, the COVID-19 pandemic has tested our organizational resilience. It’s also reminded us why we come to work every day — to make a difference for patients and the communities in which we live and operate. Strict safety protocols have enabled employees in R&D, manufacturing and distribution to supply medicines uninterrupted. And we’ve paused some of our noncritical clinical studies, so that we can refocus certain areas of R&D to identify and develop potential coronavirus treatments. We’ve also pioneered cross-industry partnerships such as the CoVIg-19 Plasma Alliance (see page 24), co-led by the President of our Plasma-Derived Therapies Business Unit, Julie Kim. And Andy Plump, President of R&D, is taking a leadership role within the R&D Alliance. We’ve shown extraordinary resilience and flexibility as a company, demonstrating great creativity in the way we work and where we work, as well as how we interact with each other and with our stakeholders. We’ve set up a cross-functional team that is soliciting employee input to build a holistic and data-driven approach to design the right future working environment for Takeda post COVID-19. At the same time, we’ve continued to move ahead with measures to help achieve our goal to be carbon neutral across our value chain in FY2020 and help achieve our goal of reaching zero carbon emissions from operations by 2040. To reflect our new organization, we refreshed our corporate philosophy to make sure our purpose and our commitment to providing sustainable value to society are embedded in the imperatives that will help us realize our vision. Our promise to put patients first is stronger than ever. Today, Takeda has 14 successful global brands and an exciting pipeline of innovative medicines. Our R&D engine continues to translate science into potentially life-changing therapies and vaccines in areas of high unmet need. We’re partnering with policymakers and payors to support the sustainability of health care systems, while also developing innovative pricing and contract strategies. And we’re staying on top of rapid changes in technology and the delivery of health care, innovating responsibly and ethically in the process. COVID-19 has accelerated the role of digital services and adoption of technologies such as Artificial Intelligence (AI) and machine learning. At Takeda, we’re undergoing a digital transformation that will help us embrace and champion these new approaches, while limiting our environmental impact. As you’ll see in this comprehensive report, we made many achievements in 2019 that demonstrate the commitments articulated in our vision — “Discover and deliver life-transforming treatments, guided by our commitment to Patients, our People and the Planet.” You’ll also learn how our values drive our actions. They help us allocate resources and make choices so we can play a meaningful role in meeting major global challenges — from public health, to climate change, to social justice. What we do today will make a difference for tomorrow and beyond. I’m confident that Takeda will continue to be a company that innovates for patients and that’s trusted by society; a company that’s loved — not just now, but in 200 years’ time. Christophe Weber President and Chief Executive Officer Our aspiration is to create exceptional opportunities and experiences for every member of our diverse global team. INTRODUCTION 32020 Sustainability Report

Corporate Philosophy PURPOSE Takeda exists to create better health for people, brighter future for the world. VALUES: TAKEDA-ISM We are guided by our values of Takeda-ism, which incorporate Integrity, Fairness, Honesty and Perseverance, with Integrity at the core. They are brought to life through actions based on Patient-Trust-Reputation-Business, in that order. Together, they represent who we are and how we act, helping us make decisions we can be proud of today, and in the future. INTRODUCTION VISION Our vision is to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. This directs us toward where we want to be and outlines our aspirations and priorities as a company. IMPERATIVES We honor our responsibility to patients, colleagues and other stakeholders as well as the communities where we operate. Our imperatives help us realize our vision and purpose: Patient • Responsibly translate science into highly innovative, life-changing medicines and vaccines. • Accelerate access to improve lives worldwide. People • Create an exceptional people experience. Planet • Protect our planet. Data and Digital • Unleash the power of data and digital. Brought to life through actions based on: 1. Putting the patient first. 2. Building trust with society. 3. Reinforcing our reputation. 4. Developing a sustainable business. Hirameki: Garden of Inspiration Our corporate philosophy tells the story of Takeda — who we are, what we do, how we do it, and why it matters. It reminds us how together, we can achieve better health for people, brighter future for the world. We connect to our history and Japanese heritage through everything we do today, to bring our purpose, values, vision and imperatives to life. Our unwavering commitment to putting patients first always guides our scientific discovery and excellence and helps us in our pursuit to address unmet medical needs. We’ve embodied our corporate philosophy in the Hirameki: Garden of Inspiration. Inspired by the Takeda Garden for Medicinal Plant Conservation in Kyoto, employees can begin their journey at the Japanese cherry blossom tree, which represents our proud history and heritage and continue through numerous destinations that symbolize elements of our culture. Much like our Corporate Philosophy, the Hirameki Garden reflects Takeda’s growth, diversity, transformation and foundation. Employees chart their own path within the garden to shape their contributions in helping us achieve our vision. 42020 Sustainability Report

INTRODUCTION Our Worldview Understanding and responding to a rapidly changing world Change is the only constant in our industry, and across society globally. Anticipating change, turning it into opportunity and staying ahead of the curve are essential to running a sustainable business. Meeting our responsibilities As one of the world’s top 10 biopharmaceutical companies, Takeda fully understands its responsibilities to patients, employees, shareholders, payors, regulators and governments, as well as the communities where we operate. We can only earn the acceptance, respect and trust of society if we take these responsibilities seriously. Part of this commitment is to be one step ahead of change that’s taking place in an increasingly complex and volatile world. We need to understand and respond to the trends that are shaping our marketplace, including the challenges faced by the people who ultimately rely on our medicines and vaccines. To create long-lasting value for society, we must be agile enough to take advantage of the opportunities these changes present. We must also guard against the threats they pose. At all times, we need to make sure our actions and decisions are based on our values, and that we have a positive impact on Patients, People and the Planet. Here are some of the most important issues affecting our business today, and what we’re doing about them. 52020 Sustainability Report

INTRODUCTION Populations are growing and aging globally. This has a direct impact on our business and presents clear opportunities in terms of expanding markets and increased demand for health care. We believe in Universal Access to Health. And we recognize that the private sector, particularly the pharmaceutical industry, can play an essential role in helping achieve this goal by shifting from an ecosystem approach to partnership building. A wide variety of stakeholders should align to find practical solutions to complex health care challenges. All our actions must be centered on placing patients first and enabling communities to rally for health as a human right. We recognize that health care systems are often not perfect. That’s why we’re doing our part to help ensure our medicines and vaccines reach the people who need them. Our Blueprint for Innovative Health Care Access pilot program in Kenya, for example, is an integrated, sustainable implementation framework aimed at strengthening health care systems. It focuses on noncommunicable diseases at every stage of the patient journey. It also includes programs to increase patient access. We also have many Patient Assistance Programs in emerging markets, while offering access assistance in developed economies such as Europe and the U.S. We support differential pricing across lower-income countries to help access for patients in need of our therapies, and are committed to considering a country’s economic stage and health system maturity when pricing our medicines. Global Population Growth The COVID-19 pandemic and growth of movements calling for social change worldwide have highlighted inequalities that continue to persist in society. Takeda believes that diversity, equity and inclusion are nonnegotiable — not only within the company, but also in the communities where we operate and serve patients. We’re committed to meeting the expectation that we are fair, equitable and nondiscriminatory as an employer. All 10 of our colleague-led Takeda Resource Groups came together after recent global events related to racism and injustice to support each other and provide educational programs and resources to colleagues. These are meaningful platforms that provide an opportunity for open dialogue and change. As a global company, we source materials from around the world. And we use our network to expand the diversity of our suppliers in a number of ways. Our Procurement Policy, for example, calls for including at least one small or diverse supplier in each request for proposal. It also requires our prime suppliers to provide second-tier reporting. Polarization Learn More Patient focus Accelerated health care initiatives worldwide Global Corporate Social Responsibility (CSR) initiatives Learn More We create an exceptional people experience Our accelerated health care initiatives worldwide Global CSR initiatives Business fundamentals initiatives 62020 Sustainability Report

INTRODUCTION The effects of climate change on our planet, on human health and on the future way of life can be seen around the world on a daily basis. As a global company operating in about 80 countries, we know we must act urgently to combat climate change. Because of the connection between the health of the planet and people, we’re making environmental stewardship and resource conservation central to our business operations and practices. This focus can also improve the way we operate through increased innovation and efficiency. In 2020, Takeda announced that we would become carbon neutral and implement a long-term strategy to reduce companywide emissions to zero by 2040. Our new Carbon Neutrality strategy will help us focus on reducing our carbon emissions over the next two decades. This phased approach will allow us to care for our patients and our planet for the long term, in collaboration with our business partners and stakeholders. We want our work environment to be one that’s part of a zero-carbon economy, with an environmentally conscious culture that attracts and retains the best talent. We’re equally committed to reducing our waste and our water consumption, and will continue to improve our materials and resources use in line with the principles of a circular economy. Global Warming Scientific and digital innovation are accelerating rapidly, offering enormous opportunities for companies to add value for patients and society. Health care companies need to stay on top of this trend, as patients are demanding more empowerment in their personalized care strategies. Partnerships are a cornerstone of our strategy. Whether it’s in R&D or on the digital front, we believe that bringing the best minds together will deliver treatments even faster. Our focus remains on translating science into highly innovative, life-changing medicines that address unmet needs in four core therapeutic areas — Oncology, Rare Genetic and Hematology, Neuroscience and Gastroenterology. Our strategic collaboration with Accenture and Amazon Web Services will fuel Takeda’s cloud-driven business transformation by modernizing platforms, accelerating data services, establishing an internal engine for innovation and equipping Takeda’s employees with new skills and ways of working to realize our vision. We’re in an industry where innovation is our lifeline. And the source of this innovation is our people. That’s why we strive to create a culture that encourages a mindset of lifelong learning and growth. Society demands greater transparency when it comes to scientific innovation, and we’re committed to responsible innovation, taking into consideration how our work affects patients, society, the planet and our business. Speed of Innovation Learn More We responsibly translate science into high innovation We unleash the power of data and digital We create an exceptional people experience Learn more about how we protect our planet 72020 Sustainability Report

Takeda’s response to COVID-19 has been guided by our values: protecting the health and safety of our colleagues; ensuring our medicines are available to patients who rely on them; doing our part to reduce transmission; and supporting the communities where our colleagues live and work. We acted early in the pandemic to stop nonessential international travel and shifted to teleworking for our office-based colleagues. We instituted enhanced infection control protocols across our manufacturing sites, plasma collection facilities and R&D labs, to make sure colleagues who need to be on site could continue to do so safely. And we set up new safety protocols for critical clinical trials to continue. Takeda mobilized to develop medicines for COVID-19. We co-led several cross-industry collaborations, including the COVID R&D Alliance to accelerate therapeutic and vaccine candidates and the CoVIg-19 Plasma Alliance to develop a hyperimmune globulin (read more on page 24). We began testing our existing pharmaceutical products and those in development for activity against the COVID-19 virus. And we have two partnerships to bring COVID-19 vaccines to Japan: one with the Government of Japan and Novavax on the development, manufacturing and commercialization of Novavax’s COVID-19 vaccine candidate in Japan; and one that is a three-way agreement with Japan’s Ministry of Health, Labour and Welfare (MHLW) and Moderna to import and distribute Moderna’s COVID-19 vaccine candidate in Japan. Responding to COVID-19 82020 Sustainability Report

INTRODUCTION Takeda began working on treatments for COVID-19 in the pandemic’s early days, while keeping employees safe. President of the Global Vaccine Business Unit and co-lead of Takeda’s coronavirus response, Rajeev Venkayya, tells us more. In Conversation Rajeev Venkayya President, Global Vaccine Business Unit How did Takeda continue to put patients first in your response to COVID-19? As a biopharmaceutical company, we felt a responsibility to use our expertise and capabilities to develop medicines to tackle COVID-19. We’ve used our leadership in plasma-derived therapies to activate research, development and manufacturing of an antibody treatment for high-risk individuals with COVID-19. We later established the CoVIg-19 Plasma Alliance, a collaboration between multiple companies to develop a single unbranded treatment for COVID-19. We are currently testing the treatment in clinical trials, and if the data is positive, we plan to submit to regulatory authorities. In tandem, we began studying whether any of Takeda’s existing products, as well as those in development, may be effective treatments for infected patients. We’re active participants in R&D consortia to evaluate these potential treatments, including the NIH Activ Consortium, and the industry- led COVID R&D collaboration. And we have two partnerships with the Japanese government to bring COVID-19 vaccines to Japan: one with Novavax on the development, manufacturing and commercialization Advancing Public Confidence and Trust in Vaccines Takeda participated in several virtual external events, including panels, webinars and podcasts throughout 2020 to further engage and educate the public on a range of topics, such as the importance of mask wearing, layered interventions, maintaining safety and efficacy of vaccines, considerations for opening schools and the practicalities and politics of ensuring global equitable access to COVID-19 vaccines through COVAX, the vaccines pillar of the Access to COVID-19 Tools (ACT) Accelerator. of their COVID-19 vaccine candidate in Japan; and one with Moderna to import and supply Moderna’s COVID-19 vaccine candidate in Japan. Furthermore, to combat the spread of harmful health misinformation, we are working with industry associations to bring more transparency and education of the science behind vaccine development. As part of BIO’s Infectious Disease Prevention Network, we are supporting a new vaccine advocacy campaign launched this past summer by The Public Good Projects titled “Stronger,” which aims to stop the spread of harmful misinformation about science, medicine and vaccines. We established the CoVIg-19 Plasma Alliance as a collaboration between multiple companies to develop an unbranded potential treatment for COVID-19. 92020 Sustainability Report

The pandemic has brought a complete shift in how we work and collaborate. How has Takeda ensured your people’s safety and minimal disruption at work? The safety of our employees comes first. With approximately 50,000 people across about 80 countries, there has been no one-size-fits-all response to how we support our colleagues and their families, as well as the patients and health care practitioners who are at the core of our purpose at Takeda. We moved quickly to stop international travel in early February and shifted to a global remote work policy for office-based staff in early March. For those unable to work remotely, such as our colleagues in manufacturing, BioLife plasma donation facilities and laboratories, we instituted a number of protective measures to protect people in the workplace. Throughout the pandemic, we have educated our colleagues on COVID-19 and gave them guidance on how they could protect themselves and their families. As communities gain control of the virus, we have implemented a comprehensive, phased, risk-based approach to returning to the workplace, recognizing that some protective measures will continue to be needed until there is widespread availability of a vaccine. We’re committed to ensuring the integrity of the clinical trials we conduct, while safeguarding everyone who participates in them. How has Takeda continued to carry out critical clinical trials despite COVID-19 restrictions? We’re committed to ensuring the integrity of the clinical trials we conduct, while safeguarding the many patients, health care providers, employees and other partners who participate in them. We appreciate the extraordinary circumstances faced by those operating clinical studies around the world, while managing the additional burdens caused by COVID-19. Due to the global impact of COVID-19, we placed a temporary pause on the initiation of new studies in March 2020, with the exception of our plasma-derived antibody treatment for COVID-19. For those studies already ongoing, we have paused the activation of new study sites and new patient enrollment for now, with a small number of exceptions. INTRODUCTION 102020 Sustainability Report

COVID-19: An Integrated Effort INTRODUCTION Partnered with the World Food Programme to support a treatment and isolation center for humanitarian workers responding to COVID-19 and a supply chain control tower in Africa Joined hands with the United Nations Population Fund to support the continued delivery of maternal and newborn health services in Benin, Guinea and Togo during the COVID-19 pandemic Began two partnerships with the Government of Japan, one with Novavax and one with Moderna, to bring COVID-19 vaccines to Japan Read more about our efforts and partnerships on vaccine development on page 26 112020 Sustainability Report

INTRODUCTION

# Materiality

We conducted a comprehensive materiality assessment in FY2019 to realign priorities after completing our acquisition of Shire. Through this we wanted to better understand which nonfinancial issues are strategically important to our company and stakeholders to guide our decision-making.

### Topic identification

Our process began with identifying a long list of topics relevant to our sustainability strategy, with the assistance of accounting firm EY, which were categorized into four key issue areas:

- Health care — Impact and accessibility of Takeda's products for global health.
- Environment — Practices to minimize Takeda's environmental impact and to conserve natural resources.
- Social — Impact of Takeda's products and operations on employees, customers and communities, including philanthropic programs.
- Governance — Systems, structures and attitudes that affect how Takeda oversees and manages its operations.

### Prioritization

The topics were then prioritized based on the level of importance to our stakeholders and our business. The process, designed to include a balance of both current and forward-looking perspectives, included:

- Analysis of Takeda's existing disclosures, peer disclosures, emerging global megatrends and sector-relevant frameworks such as GRI, Sustainability Accounting Standards Board's (SASB) Biotechnologies and Pharmaceuticals Standard, UN SDG Industry Matrix, Access to Medicine Index, Task Force on Climate-related Financial Disclosures (TCFD) and Pharmaceutical Supply Chain Initiative (PSCI).
- Internal interviews with the Takeda Executive Team.
- Interviews and surveys with external stakeholders, including investors and analysts, NGOs, industry organizations, international organizations, corporate peers, customers and suppliers and professional services partners.

### Validation

Finally, the results were organized according to their importance to stakeholders and our business, with a select number of top-tier topics representing potential areas where we could demonstrate leadership. These were categorized into Patient, People and Planet, as well as the Management Fundamental Issues that are critical to making sure Takeda acts in line with our values and purpose. The draft prioritization matrix was reviewed, adjusted and validated by Takeda's Sustainability Integration and Global Public Affairs teams. The resulting matrix was then used as an input to develop our corporate philosophy.

Embedding material topics into our overall business operations and strategy ensures that we allocate resources and make choices in a way that helps us play our part in meeting major global challenges. We'll continue to review our material topics on an ongoing basis instead of conducting new materiality assessments annually. This will allow us flexibility so that as the marketplace matures and we make strides, we can pivot or stretch as needed. We're committed to reporting our progress annually.


IMPORTANCE TO BUSINESS
IMPORTANCE TO STAKEHOLDERS
High
Low
High
Corporate Governance
Access to Medicines
Drug Safety & Quality
Corporate Philanthropy
Ethical Business Practices
R&D to Address Unmet Medical Needs
Product Stewardship
Best-in-Class Talent
Clinical Trial Integrity
Responsible Supply Chain
Patient Health Care Education
Bioethics
Employee Health & Well-being
Natural Resource Use
Fair Working Conditions
Waste & Water Management
Data Privacy & Security
Climate, Carbon & Energy
Diversity, Equity & Inclusion
Preventing Drug Resistance
Speed of Product Development
Tax Transparency
Lifelong Learning
Counterfeit Drug Program
PATIENT
PEOPLE
PLANET
MANAGEMENT FUNDAMENTAL

2020 Sustainability Report 12

Takeda’s engagement with key stakeholder groups Strategic Stakeholder Engagement Our materiality assessment process is just one example of how stakeholder engagement plays a critical role in shaping our approach to sustainability. Continuous strategic engagement with a wide range of stakeholders helps guide our efforts, ensuring our programs are making a difference and identifying new opportunities. Partnerships are a cornerstone of our strategy, both to help our business grow sustainably and to enhance our corporate citizenship. On the business side, we have a wide range of partnerships with biotechnology ventures and academia. In our CSR and sustainability activities we work with several international organizations and other stakeholder groups to make the most positive impact. Patients and health care providers • Patient and health care provider websites • Patient surveys, including patient satisfaction surveys • Working with advocacy and nongovernmental organizations • Medical grants Governments/Payors • Participate on advisory committees • Inform public debate based on evidence • Supplier diversity program • Public-private partnerships • Trade association leadership Employees • Focus groups with employees • Opportunities through Takeda Resource Groups • Employee surveys • Volunteer opportunities in community and patient organizations • Code of Conduct • Ethics Helpline Shareholders • Analyst/investor presentations • Earnings releases • Socially responsible investment surveys Communities • Employee volunteering • Board memberships • Financial support INTRODUCTION 132020 Sustainability Report

ESG Disclosure & Transparency We consider transparent disclosure of our environmental, social and governance (ESG) impacts and efforts an important part of how we do business. In the face of global disruption caused by climate change, natural resource scarcity, social volatility and fast-changing technology, what were once considered nonfinancial risks are becoming material and systematic. Companies face increased scrutiny from a host of stakeholders, including customers, investors, employees and policymakers around ESG issues. Takeda is no exception, with growing demand for disclosure from many stakeholders, including investors. We routinely engage with ESG rating organizations and investors to better understand their expectations and reflect their priorities in our business activities and disclosures. Name of Index or Rating Company/ Organization Country History of Inclusion Dow Jones Sustainability Asia Pacific Index S&P Global Global 11th consecutive year FTSE4Good Developed Index FTSE Russell U.K. 16th consecutive year MSCI ESG Leaders Index MSCI U.S. 11th consecutive year Ethibel EXCELLENCE Investment Register Forum Ethibel BEL 3rd consecutive year ISS ESG’s Prime Status ISS GER 3rd consecutive year Global 100 Most Sustainable Corporations Corporate Knights Global 5th consecutive year Primary organizations we engage with on a regular basis: INTRODUCTION 142020 Sustainability Report

FY2019 Sustainability Highlights INTRODUCTION Global Top Employer for the third consecutive year in 2020 by the Top Employers Institute Accelerating our access to medicines and vaccines 100% GHG emissions mitigated for FY2019 100% Set new goal to be carbon neutral in our operations by 2040 200+ R&D partnerships 38 new R&D collaborations established in FY2019 50% of managers trained in Quality Conversations framework 152020 Sustainability Report

Our Commitment to the Patient 162020 Sustainability Report

PATIENT Our purpose of Better health for people, brighter future for the world has taken on new significance during the COVID-19 pandemic. With health care systems stressed and attention focused on stemming the spread of the virus, community well-being and personal health have become inextricably linked. While pivoting to address COVID-19, Takeda remains steadfast in our commitment to prioritize patients worldwide — especially those most in need — through uninterrupted access to medicines and our world-class research and development (R&D) efforts, transformative therapies and a values-based approach to strengthening health care systems. We believe access to health care, medicines and vaccines is a priority for people globally. By focusing our R&D efforts on four therapeutic areas — Oncology, Rare Genetic and Hematology, Neuroscience and Gastroenterology — along with other targeted investments, we can continue to push the boundaries of what’s possible in order to bring life-changing medicines and therapies to patients worldwide. However, challenges in the global health care system persist, including uneven access to care and treatments, health inequality, lack of disease prevention, epidemics/disease elimination and pandemic preparedness. The effects of a changing climate on public health are also becoming increasingly visible, impacting the health and well- being of people around the globe. Takeda aims to address these challenges through innovative R&D, our global Access to Medicines strategy and our carbon neutrality commitment (see page 51). As a patient-first company, we partner with patients, patient organizations, caregivers and other key stakeholders to understand the burden of disease and unmet needs that our core therapeutic areas can help alleviate. These collaborations make sure we are developing medicines and that our work is in partnership with patients, not simply for patients. Why It Matters Striving Toward an Accurate Diagnosis for Children The Global Commission to End the Diagnostic Odyssey for Children with a Rare Disease (the “Global Commission”), co-chaired by Takeda, Microsoft and EURORDIS-Rare Diseases Europe, is a diverse group of patient advocates, physicians, technologists and other experts in the field working collaboratively to identify and design transformative solutions to solve the diagnostic odyssey for children with a rare disease. The partnership is committed to harnessing the power of technology by tapping into the digital health ecosystem and empowering patients to significantly shorten the often-multiyear diagnostic journey for those living with a rare disease, in order to advance its vision: a clear path to a timely, accurate diagnosis for children around the world. Following the 2019 release of its actionable roadmap to help accelerate time to diagnosis, the Global Commission advanced two pilot projects that leverage innovative technology, including multifactorial machine learning and telegenetic consultation tools. These efforts, along with a patient empowerment and awareness pilot campaign, support Takeda’s vision to serve the needs of patients wherever they are, earn the trust of society and customers through Takeda-ism, and be recognized as best-in-class because of agility and innovation. 172020 Sustainability Report

FY2019 Highlights At-A-Glance PATIENT 5,000+ R&D employees worldwide advance new treatment options 70,000+ patients from 25 underserved countries and communities received access to Takeda’s innovative medicines and vaccines, as well as other supportive health care services, through Takeda sponsored and supported clinical trials and Early Access Programs ¥492.4 billion invested in R&D 8,216 patients screened for noncommunicable diseases, including cancer, as part of our Access to Medicines efforts 948 pieces of scientific instrumentation donated to 67 research departments in 53 institutions — helping to build local research capacity in 24 countries as part of the Instrumental Access Program 200+ R&D employees participated in our Knowledge Sharing program to volunteer their skills and experience with 50 programs at 20 nonprofit partners 3,803 health care providers and community health workers trained across NCDs (cancer, diabetes, hypertension) and palliative care/patient support, including 1,417 cumulative trainees taught by Seed Educators 182020 Sustainability Report

FY2019 Highlights At-A-Glance PATIENT the best possible science, internally or externally, and invest for the long term. Takeda R&D is modality agnostic, and we innovate through a strong internal laboratory that also draws on expertise from our robust network of partnerships. Together with our partners, our goal is to discover, develop and deliver medicines with transformative or curative potential. Our pipeline is projected to deliver value in two distinct waves. In the near term through FY2024, we are progressing 12 new molecular entities (NMEs) representing best-in-class or first-in-class therapies. This includes two exciting programs — TAK-007 and TAK-994. TAK-007 is a Phase 1/2 CD19-targeted chimeric antigen receptor-directed natural killer (CAR-NK) cell therapy with potential for off-the- shelf use in hematologic malignancies. TAK-994, Responsible Innovation: R&D to Address Unmet Medical Needs Research and development (R&D) is fundamental to our culture and an element of our strategic roadmap that drives innovation at Takeda. For almost 240 years, we’ve focused on delivering Better health for people, brighter future for the world, setting and adhering to a high bar for innovation, sourcing innovation through partnerships and managing the pipeline dynamically through key data readouts, especially to address critical unmet patient needs. Within Innovative Biopharma, the largest component of our R&D investment, we focus on four therapeutic areas: Oncology, Rare Genetic and Hematology, Neuroscience and Gastroenterology. In these areas, we’re focused on targeted patient populations where we’re able to deliver the greatest therapeutic benefit for patients. To fuel our R&D engine, we seek 192020 Sustainability Report part of our orexin 2 receptor agonist franchise, is a first-in-class oral small molecule that addresses the underlying orexin deficiency of narcolepsy type 1 patients aiming to restore normal function. Looking to FY2025 and beyond, our R&D engine with internal research capabilities and external partnerships is expected to deliver a steady stream of next-generation therapies that will sustain our growth. These programs leverage new platform capabilities in cell therapy, gene therapy and data sciences. We innovate along the asset life cycles — from target identification through clinical development and commercialization. Rather than engaging in strict licensing agreements and traditional acquisitions, we enter into mutually beneficial partnerships with biotech and pharmaceutical organizations, academic institutions and nonprofit and government organizations who are like-minded and focused on advancing innovation. We understand the importance of building R&D capacity, as well as scientific and technical expertise, in low- and middle-income countries (LMICs) to create sustainable health research and delivery systems. No one is better placed to solve local challenges faced by societies than the medical professionals and researchers who live there and have a vested interest in solving the problems impacting the population. Accordingly, we’re taking an innovative and industry-leading approach to strengthen health care capacity in LMICs through knowledge-sharing collaborations with nonprofit partners and local health care teams. These programs complement the partnerships we have in our Access to Medicines programs and help strengthen health care systems overall in underserved countries. We believe that no one is better placed to solve local challenges faced by societies than the medical professionals and researchers who live there and have a vested interest in solving the problems impacting the population — and we work closely with them locally. PATIENT 202020 Sustainability Report

How is Takeda’s approach to R&D unique to your company? Andy: Our team is incredibly agile in their work, which is critical to keeping up with the breakneck speed of science. New modalities like cell and gene therapy offer transformative — or even curative — potential, and we’ve made more substantive and long-term investments in these areas. Through artificial intelligence and machine learning, our scientists are improving and accelerating medicines discovery and development to deliver treatments to patients faster. This agility is present in our R&D, but also in how we work. The R&D team works hand-in-hand with our partners to make quick decisions — either investing to accelerate a promising asset or stopping programs when needed. The agility and dedication of our people is what has helped build our pipeline and position Takeda for the future. Mwana: Takeda is committed to be a leader in scientific innovation and in the discovery and development of novel therapies that address significant unmet medical needs. We conduct research that is responsive to the needs and priorities of a broad range of stakeholders and strive to maintain the highest standards of ethics and integrity. While the fast pace of innovation in science and medicine and use of novel technologies provide significant opportunities to develop new approaches to the treatment of debilitating illness, there are conflicting views in society regarding the use of technologies. As technology advances, so must our understanding of ethical considerations. Takeda must consider diverse views and evolving ethical and social concerns when applying new advances in R&D, including supplementing internal reviews with active participation in external forums that encourage science-based policies and serve the public interest. How are new technologies impacting the way Takeda approaches innovation? Andy: A promising area of our R&D portfolio is within our orexin type 2 receptor agonist franchise. Orexin is a molecule in the brain that helps regulate sleep. The destruction of neurons that produce orexin is the underlying cause of narcolepsy type 1, a rare chronic sleep disorder characterized by excessive daytime sleepiness (EDS) and cataplexy, a sudden loss of voluntary muscle tone triggered by strong emotions. We’re leading the industry in orexin biology innovation with the discovery of the first-ever, selective small molecule orexin-2 receptor (OX2R) agonists to enter clinical trials. OX2R agonists have the potential to revolutionize Narcolepsy Type 1 treatment by addressing the underlying disease pathophysiology, and based on Takeda’s early clinical results, may provide therapeutic benefits for other disorders characterized by excessive daytime sleepiness. As these and other orexin programs advance, we have an opportunity to deliver a franchise of new medicines that could benefit patients around the world with a variety of sleep disorders. In Conversation Andy Plump (left) President, Research & Development Mwana Lugogo (right) Chief Ethics & Compliance Officer PATIENT 212020 Sustainability Report The Takeda Ethics Advisory Council (TEAC) The TEAC was established in recognition of the fast pace of innovation in science and medicine and emerging ethical challenges. It is comprised of a diverse group of professionals that include prominent external ethics experts and selected Takeda leaders. The primary responsibility of the TEAC is to consider emerging ethics topics and provide advice; informing Takeda’s development of robust and principled positions and guidance on these issues.

Mwana: Data obtained during clinical research are fundamental to advancing the field of medicine. While data from clinical research, mainly randomized controlled trials (RCTs), traditionally form the basis for regulatory approvals of new medicines, new frontiers in data sources, analytics and collaborative research are changing the face of modern clinical development. This is being complemented by pharmaceutical and life sciences companies with multiple data points. Data analytics reveal patterns and correlations to generate new insights that can be used to improve treatment and research decisions, productivity and scientific understanding during drug development. As Takeda participates in this burgeoning new secondary use of data ecosystem, we recognize our responsibility to share data that can contribute to scientific understanding by the broader scientific community and spur new treatments for patients. Equally, we recognize the need to use and share data in a way that protects the privacy of individuals by being transparent about how the data will be shared and used. We also make sure to honor their confidentiality if we reuse the data, including using specific de-identification techniques that minimize the risk of re-identification. How does Takeda make sure you responsibly innovate as a company? Andy: Responsible innovation is at the core of everything we do. As we advance our research to develop and deliver new treatments to patients, we continually consider how our work affects patients, their families, society, the planet and Takeda in a comprehensible manner. We continually evaluate ethical questions related to advances in science and patient confidentiality in our research. Most importantly, we put patients at the center of our research, moving from developing medicines for patients to developing medicines with patients. We partner with patients and patient organizations throughout the medicine development process to continually sense-check our approach and inform our decision-making, which in turn allows us to focus on the needs of the patients we are honored to serve. Mwana: We work hard to translate Takeda’s ethical aspirations into action. We proactively deliberate on ethics issues relevant to Takeda’s global enterprise, such as those that advance science and medicine, confidentiality and privacy, protection of human and animal participants in research, and data sharing and secondary use of data. We develop company principle and ethical frameworks to inform decisions and actions throughout our organization. “ Takeda recognizes the need to use and share data in a way that protects the privacy of individuals by being transparent about how the data will be shared and used.” Mwana Lugogo PATIENT 222020 Sustainability Report

2019 Progress Expanding R&D pipeline and investments In 2019, Takeda had more than 5,000 R&D employees worldwide, working together to advance new treatment options. We invested ¥492.4 billion in R&D and established 38 new R&D collaborations with biotech and academia, adding to the more than 200 active partnerships already in place. Takeda’s R&D organization has produced exciting new molecular entities (NMEs) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet need. We’ve also extended our leadership by growing Takeda’s focus and dedication to rare diseases in our efforts to build trust and reputation in the community as true partners and leaders in rare diseases. Innovative Biopharma Innovative Biopharma is the largest component of Takeda’s R&D investment and has produced approximately 40 NMEs that are now in our pipeline across our core therapeutic areas of Oncology, Rare Genetic and Hematology, Neuroscience and Gastroenterology. We pursue diseases in therapeutic areas with existing expertise and knowledge and collaborations. These are often diseases in targeted and rare patient populations. Takeda has established a dynamic pipeline that includes 12 NMEs in Wave 1 that are intended to fuel our growth trajectory while our next-generation platforms mature in Wave 2. All 12 NMEs in Wave 1 have transformative potential for patients, representing the high innovation bar our R&D organization has established, positioning us to deliver several important medicines in the near future. For example: • TAK-721 is a small molecule in development for the treatment of eosinophilic esophagitis (EoE). EoE is a rare, chronic, inflammatory disease characterized by raised eosinophils — or disease-fighting white blood cells — in the esophagus. This results in difficulty and pain when swallowing food, and in severe cases, can lead to food becoming stuck in the esophagus. TAK-721 has the potential to be the first FDA-approved medicine to treat EoE. • Pevonedistat is a potential first-in-class therapy for the treatment of two forms of rare bone marrow- related cancers, higher-risk myelodysplastic syndrome (HR-MDS) and acute myeloid leukemia (AML). HR-MDS and AML are related forms of rare cancer, sharing similar foundation biology and genetic mutations. Approximately 40% of patients with HR-MDS transform to AML, an aggressive form of acute leukemia in adults, with poor outcomes. If approved, pevonedistat could become the first novel treatment for HR-MDS patients in more than a decade. • Mobocertinib is a small molecule in development for the treatment of a subset of non-small cell lung cancer (NSCLC) patients with EGFR exon 20 insertion mutations for which there are no approved treatments. Mobocertinib is designed to selectively target EGFR and HER2 exon 20 insertion mutations and has potential to change the standard of care for this patient population. • Maribavir is a potential best-in-class treatment for post-transplant infection caused by cytomegalovirus (CMV) after undergoing hematopoietic cell transplant or solid organ transplant. CMV is a virus that, in patients with compromised immunity, causes clinically challenging complications that can be fatal. Maribavir targets a specific protein known as CMV UL97 protein kinase, which may stop CMV DNA from replicating and prevent the virus from spreading to other cells. PATIENT Featured Spotlight: COVID R&D Alliance Organized in March 2020 in response to the COVID-19 pandemic, Takeda helped co-found the COVID R&D Alliance. The Alliance brings together more than 20 of the world’s most experienced leaders in therapeutic drug research and development and the resources of their organizations to identify, study, and accelerate the most promising candidates across a broad spectrum of therapies and vaccines for COVID-19 and its related symptoms. Members are sharing clinical trial data and real-world evidence, as well as crowd-sourcing early-stage candidates to identify mechanisms and treatments that may be effective against COVID-19. Initial efforts by the group focus on advancing well-understood therapies and late-stage investigational medicines for hospitalized patients who need treatment options. Activities are testing re-purposed molecules, early- stage candidates and therapeutic drug combinations. Takeda has two approved products that are being studied in adaptive platform trials. The adaptive platform trial is designed to increase trial efficiency by minimizing the number of participants and time required to evaluate experimental and/or repurposed drugs. By collaborating, the COVID R&D Alliance hopes to advance candidates faster than a single company, government or nongovernment organization could alone — and in turn, serve the urgent global need. 232020 Sustainability Report

THE POWER OF DATA AND DIGITAL The PDT R&D team will capitalize on big data to drive precision medicine that improves patient outcomes. Whereas current treatment strategies apply a one-size- fits-all approach — meaning some patients benefit from treatments while others see a partial benefit or no benefit at all — Takeda is building specific datasets using cloud technologies from patients treated with plasma proteins that will enable us to better predict clinical outcomes, at faster speeds, for specific patients and to tailor treatments accordingly. Employees across Takeda R&D are advancing these and other near-term catalysts with a sense of urgency while building our next-generation platforms to sustain our long-term growth. Together, we aim fulfill our purpose to deliver Better health for people, brighter future for the world. Plasma-derived therapies (PDT) Even with the major advances of the last 75+ years, we believe there is an incredible untapped opportunity to innovate in PDT for the benefit of patients worldwide. In 2019, Takeda developed an end-to-end PDT strategy and created a dedicated team and budget to look at how we could reimagine plasma from collection through production to delivery. We’re not only extending the therapeutic potential of our existing therapies, but also innovating how we use PDTs to improve the health of the patients we aim to serve. We’re fostering a culture of innovation in PDT R&D through two engines: • Translational Pharmaceutical Sciences. A merged research focus on translational research, pharmaceutical science and devices. This engine aims to create value by generating new investigational candidates, challenging mechanisms of action, identifying responder populations, and improving or creating new development pathways. • Integrated Care Solutions. A research engine enhancing the value of our therapies beyond the medicines themselves into complete care solutions. This engine is focused on improving health outcomes by improving diagnostic rates and specificities, assessing new point of care solutions, including medicine delivery, and expanding datasets to demonstrate the effectiveness of our therapies, illustrating value not only to providers, but to payors as well. Along with the above, the PDT R&D strategy targets three additional areas of focus: • Realizing the full potential of our current portfolio. Building on a legacy of innovation and leadership in PDT, we are actively working to expand indications for our current product lines. We’re adding new data to define their value, building diagnostic and device applications, expanding geographically, and researching new formulations and delivery approaches, including collaboration with patient communities to identify value and outcomes that are meaningful for patients. PATIENT Featured Spotlight: The CoVIg-19 Plasma Alliance In response to the COVID-19 pandemic, we moved swiftly to begin development of potential treatments to the virus, including a novel plasma- derived therapy and the repurposing of two approved products and two assets in development. In April 2020, we co-founded the CoVIg-19 Plasma Alliance, which started with six leading plasma companies and now comprises a total of 13 companies, with several contributors and supporters from outside the plasma industry. This is an unprecedented partnership for an unprecedented global health care challenge. Rather than pursue individual interests, the Alliance members are putting public health and patients first through collaboration. Our goals are to accelerate the development of a potential medicine and then increase its supply and availability. The scope of the Alliance’s activities includes collecting antibody-rich plasma from COVID-19 survivors; developing CoVIg-19 for clinical trials; distribution of CoVIg-19, if proven safe; and regulatory submissions. One of the Alliance’s core principles, should the medicine be successful, is equitable access and wide distribution — the medicine manufactured under the Alliance will be provided on a not-for-profit basis. The CoVIg-19 Alliance demonstrates the power of collaboration during challenging times and serves as a model for how we can address future pandemics and potentially save more lives more quickly. 242020 Sustainability Report

• Optimizing efficiencies of plasma-derived therapy production. We also create dynamic innovation by employing pharmaceutical science within our global manufacturing processes. Today’s global immunoglobin and albumin supply challenges are disruptive for patients. As Takeda works to increase supply, R&D is contributing to this by designing production efficiencies that can improve our throughput and yield. These initiatives include process development activities to shorten IgG upstream cycle times and total albumin cycle times. A useful byproduct of this work is the purification process waste we capture, from which we can isolate additional proteins for possible new development. From these improvements, we aim to achieve higher yield, increased capacity and significantly reduced cost of goods sold. • Identifying and developing new plasma-derived therapies. We believe there’s tremendous untapped therapeutic potential in plasma proteins for a wide There are more than 3,000 plasma proteins in the human body, some with health-promoting effects and others with disease- associated effects, and only a fraction are therapeutically applied today. variety of acute and chronic diseases. For instance, there are more than 3,000 plasma proteins in the human body, some with health-promoting effects and others with disease-associated effects, and only a fraction are therapeutically applied today. While PDT are typically used to replace protein deficiencies, there may be opportunities in settings where there is an imbalance of health-promoting and disease-associated proteins. In the age of recombinant proteins, gene therapies and other novel modalities, we believe there are persistent needs that can only be effectively addressed with PDT. We will continue to use our integrated capabilities to identify and deliver within those niche areas. PATIENT 252020 Sustainability Report Partnering With the World Intellectual Property Organization (WIPO) Takeda participates in the WIPO Research Consortium, a joint enterprise hosted by WIPO for promoting research and development for treatments and vaccines for neglected tropical diseases, malaria and tuberculosis. As part of the consortium, we’re taking steps to strengthen our health care platforms in developing countries predicted to be more badly affected by global climate change.

Global vaccine development We’re developing new vaccines to address some of the world’s most pressing public health needs. Our Vaccine Business Unit (VBU) has developed a pipeline that focuses on diseases that impact regions around the world, including low- and middle-income countries (LMICs) that might be disproportionally affected. The VBU’s aim is to make vaccines available in countries with the highest unmet need, fully develop and register them and build capacity within our facilities to produce the millions of doses that are required to improve global health. Currently, vaccine efforts are focused on: • Dengue. Approximately half of the world’s population is at risk for dengue, the fastest-spreading mosquito- borne viral disease in the world, and one of the World Health Organization’s (WHO) top 10 threats to global health in 2019. We’re currently conducting an ongoing, pivotal Phase 3 clinical trial for a dengue vaccine candidate, with plans to begin regulatory filings in many countries that are endemic for dengue infection, as well as the U.S. and Europe, in 2021. Subject to regulatory approval, we will work with governments, multilateral development banks and other partners to maximize the availability of and access to the vaccine in the places of greatest need. Takeda aims to make vaccines available in countries with the highest unmet need, fully develop them, and build capacity to produce millions of doses. PATIENT • COVID-19. The COVID-19 pandemic continues to affect communities around the world. To accelerate the availability of a COVID-19 vaccine, we are leveraging our extensive and well-established global manufacturing and supply capabilities, building upon Takeda’s existing support of influenza pandemic preparedness in Japan. Takeda is partnering with the Government of Japan and Novavax on the development, manufacturing and commercialization of NVX CoV2373, Novavax’s COVID-19 vaccine candidate, in Japan. Takeda also entered into a three-way agreement with Japan’s Ministry of Health, Labour and Welfare (MHLW) and Moderna to import and supply Moderna’s COVID-19 vaccine candidate, mRNA-1273, in Japan. • Zika. Around the world, 87 countries and territories have had evidence of Zika virus. Takeda is partnered with the U.S. government (Biomedical Advanced Research and Development Authority) to develop a Zika vaccine candidate that’s in Phase 1 development and was granted Fast Track designation by the U.S. Food and Drug Administration in 2018. • Norovirus. Norovirus causes more than 685 million infections and an estimated 200,000 deaths each year. Our vaccine candidate has completed a Phase 2b field efficacy trial, and we’re encouraged by the results, which we consider a proof of concept for the vaccine. This data was published in Vaccine in September 2020. 262020 Sustainability Report

Access to health care, medicines and vaccines is a priority for people globally. As part of our Access to Medicines strategy, we’re committed to addressing the unmet needs of patients wherever they may be, and sustainably strengthening local health systems at every stage of the patient experience. We complement this approach with a commitment toward developing an end-to-end access approach to make our highly innovative medicines available as soon as practically possible. A strategic framework for access to medicines We have created a practical framework to increase sustainable access to our medicines that includes innovative affordability programs and initiatives that help to build sustainable capacity across the entire patient journey through: • End-to-end patient access throughout the life cycle of Takeda’s assets, starting from development to post- approval access for our highly innovative medicines and, potentially, our dengue vaccine candidate. Broadening Access • Innovative programs that increase sustainable access to our medicines. • Building sustainable health care capacity at every stage of the patient journey from diagnosis to ongoing patient support. • Strategic engagement and collaboration with policymakers and experts from NGOs, patient organizations and governments. Early patient access to treatments Providing patients with early and uninterrupted access to lifesaving treatments is an important component of our Access to Medicines strategy. We have a number of mechanisms to help to achieve this: • Post-Trial Access (PTA) allows continued treatment for eligible clinical trial participants who require access to the investigational medicine after a clinical trial has completed. Takeda provides PTA through a variety of mechanisms. Recent examples are rollover protocols for vedolizumab (Entyvio), which treats Crohn’s disease, and ixazomib (Ninlaro), which treats multiple myeloma, that were designed specifically to allow continued access to patients deriving benefits from study treatment until approval is received for reimbursement in the patient’s country for the patient’s indication and clinical scenario. • Named Patient Programs (NPP) and Individual Patient Requests (IPR) give patients in need of novel treatments access to safe, tested treatments before they are approved and available in their country. We provided pre-approval access via NPP and IPR to more than 7,300 patients to date across multiple disease areas, including patients in Brazil, China, Egypt, Kenya, Pakistan and Ukraine, among others. • We’ve partnered with cancer nonprofit The Max Foundation to provide early patient access to Iclusig. The Max Access Solution Iclusig, is a kinase inhibitor targeting an abnormal tyrosine kinase that is expressed in chronic myeloid leukemia (CML) and Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL). The Iclusig access pathway is specifically designed to help patients who live in regions where the medicine is not available commercially, significant access hurdles exist or local market initiatives cannot enable access to the therapy. The Max Access Solution Iclusig program had 125 active patients in 16 low- and middle-income countries as of March 31, 2020, and is open to patients in a wide range of low- and middle-income countries. Learn More About Our Access to Medicines Strategy: • Access to Medicines Progress Report • Position on Access to Medicines • Position on Intellectual Property for Access to Medicines • Position on Pricing PATIENT 272020 Sustainability Report

How does Takeda think about and address access for patients in countries with evolving health care systems, as well as in more developed countries? Ricardo: As part of our Access to Medicines strategy, we’re committed to addressing the unmet needs of patients wherever they may be and strengthening local health systems at every stage of the patient journey in a sustainable way. I believe a great example of this is our flagship Access to Medicines program — the Blueprint for Innovative Healthcare Access. In delivering the Blueprint, we believe it’s essential to integrate, not replicate: Through studies into the global burden of noncommunicable diseases (NCDs) and multistakeholder forums, we observed the existence of multiple, parallel activities by international organizations in low- and middle-income countries (LMICs); however, retention rates of patients engaged in these programs were alarmingly low. We also noticed low levels of connection and communication between the provision of medicines to patients and the support available to them, resulting in a less than optimal impact on the management of NCDs. In Conversation Ricardo Marek (left) President, Growth and Emerging Markets Business Unit Giles Platford (right) President, Europe & Canada Business Unit Leveraging these learnings, the Blueprint project builds on what’s already in place, working to strengthen the existing health care system — rather than developing a parallel program — and working with local government and expert delivery partners. The outcome is self- sustainability and continuity of the program in the long term, well beyond Takeda’s involvement. The funding of innovative medicines is another challenge in LMICs, where the impact on patients with rare and complex diseases and on their families can be financially catastrophic. We have a multipronged pricing approach which ensures access, including tiered pricing, value-based agreements and Takeda’s Patient Assistance Programs (PAPs), which ensure patients get their entire course of treatment even if they cannot pay for it in full. Giles: Equitable patient access to innovative treatments is a challenge in developed countries as well. EFPIA published a report in July that showed that patients in neighboring European countries can wait as much as six times longer for access to new medicines. There are multiple root causes for these delays, including administrative delays in health technology assessments, duplicative evidence requirements, complex pricing and reimbursement processes and budget constraints. Often a major factor, in particular for medicines for rare diseases, is that clinical trials do not produce the quality and amount of evidence that pricing authorities are used to. This is normal, since by definition there are fewer patients. This, however, can make pricing and reimbursement authorities uncertain about the evidence and delay the reimbursement process. Our philosophy at Takeda is to work collaboratively with payors to find constructive and pragmatic solutions. We understand their constraints, and we appreciate that it is only by working collaboratively that we can ensure sustainable long-term access to innovation for patients. “ We have a multipronged pricing approach which ensures access, including tiered pricing, value-based agreements and Takeda’s Patient Assistance Programs, which ensure patients get their entire course of treatment even if they cannot pay for it in full.” Ricardo Marek PATIENT 282020 Sustainability Report

Tell us how Takeda’s approach to access to medicines impacts profit and societal value in emerging markets? Ricardo: We have created a practical framework to increase access to our medicines through our innovative pricing approaches and initiatives that build capacity across the patient journey — this achieves both societal value and financial sustainability. Our programs to build capacity and infrastructure — such as the Blueprint project — are run in parallel to our initiatives that address challenges around access and standard of care. When it comes to solving the problem of providing patients in emerging markets with sustainable access to our highly innovative medicines, we take a personalized and collaborative approach through our PAPs. These programs are designed around individual patients and employ a shared value financing model. The patient shares in the cost of treatment according to what they can afford. Takeda and other partners, including local governments, medical associations and NGOs, contribute the rest, thereby ensuring the patient receives their treatment in full. If everyone pays according to their ability to do so, funds can be committed to patients at lower levels of income, and more patients can be reached, resulting in increased access to medicines for patients and financial sustainability. In addition, we’ve made a significant strategic decision to transition a number of Takeda countries in our Growth & Emerging Markets business unit to a model whereby locally generated revenues from our innovative medicines for complex and rare diseases will be reinvested in programs that strengthen the local health care system. The transition will take place over the next few years and include countries that have considerable unmet patient need, and that are fraught with high out-of-pocket spend, such as the Philippines, Vietnam, Egypt, South Africa and Sub-Saharan Africa. Aligned with the framework I mentioned earlier, we’ll collaborate with policymakers and experts from NGOs, patient advocacy groups and governments to enable an environment that improves patient access and gives Takeda the ability to drive our medicines’ affordability programs at scale. Tell us how patient support programs work, and how do they impact profit and societal value? Giles: We spend considerable time and effort within Takeda thinking about how we can support the patient experience with personalized patient support programs. These programs need to be centered around solutions that are relevant, engaging, impactful and empowering for patients to improve patient outcomes by enabling a connected community and ensuring visibility, transparency and partnership between patients, caregivers and health care providers. Our experience shows that patient support services can offer real value to patients when their voice is heard early enough in the process and their treating physician is engaged in identifying unmet needs in order to create meaningful services. We recognize the patient journey is not stagnant. That’s why maintaining consistent engagement with patients and patient organizations remains critical as the health care landscape evolves to deliver a better patient experience. This is an area where we as an industry can continue to do more, particularly with the increasing importance of remote care and telemedicine for patients. PATIENT 292020 Sustainability Report

Takeda prices medicines to fulfill our purpose: Better health for people, brighter future for the world, aiming to make our highly innovative and life-transformative medicines available as soon as practically possible. The Takeda Pricing Principle is centered around the goal of “optimal patient access,” which encompasses speed of access and breadth of coverage at a price that leads to long-term business sustainability. Together with our Access to Medicines strategy, this philosophy ensures we’re enabling sustainable access to our medicines to as many patients as possible. Our main approaches are: • Broader definition of value. “Value” is characterized by the specific outcomes achieved in the eyes of all stakeholders, and above all, patients. We price our medicines in line with value-based pricing principles that show the value of our innovative medicines to society. • Value-based contracting. This is about aligning treatment prices with the way the treatment performs outside of clinical trials. It responds to the payors’ and/or providers’ need to manage uncertainty around real-world outcomes and the potential economic impact of our innovative medicines. • Tiered pricing. In pricing our innovative medicines, we acknowledge that the ability to pay for them varies globally. Tiered pricing gives us a mechanism to reflect the socioeconomic status and health system maturity of LMICs, which enables improved access for patients while maintaining our long- term business sustainability. We use a four-tiered country system to set prices. The tiers are based on country wealth, including measures such as GDP per capita and out-of-pocket expenditure, and health care system maturity, which considers the existence of policies covering vaccinations and rare diseases and the available health care resources per inhabitant. • Patient Assistance Programs. As the cornerstone of our Access to Medicines strategy, our PAPs increase access to innovative specialty and rare treatments while addressing affordability hurdles. These collaborative financing models are tailored to the individual patient and to the socioeconomic context and health frameworks of the country in which the patient lives. The approach builds on collaborative models between patients, Takeda and, at times, local authorities and other parties, to share treatment costs. PATIENT Pricing for Access 302020 Sustainability Report

2019 Progress Value-based pricing In 2019, we expanded our value assessments to consider the broad set of benefits that our treatments provide. In addition, we adapted and expanded our cost-effective approaches to capture this full value. We also expanded our value-based pricing model to Europe, specifically for Alofisel, our treatment for Crohn’s disease, becoming the first Japanese pharmaceutical company to only charge patients whose conditions have improved. Price changes Ensuring patients have access to the medicines they need is a top priority for Takeda and, when setting prices, we aim to make our medicines accessible to as many patients as possible, while recognizing the value they bring to patients, providers and the health care system. In 2020, a small number of medicines received single-digit price increases, including a few plasma- derived specialty products that require significant resources to produce and make available for patients. We recognize some patients face real challenges in affording their medicines, and that for some, this has been heightened during the COVID-19 pandemic. We continue to offer PAPs to assist eligible patients to access our medicines. PATIENT Featured Spotlight: Patient Assistance Programs Takeda PAPs increase access to treatment, while maximizing medical benefits and standards of care by enabling patients to complete their prescribed course of treatment even if they can’t afford to pay for it in full. Our PAPs are designed to make sure there’s no disruption in treatment, which is critical, especially for cancer, to minimize the chance of the condition recurring. These programs are designed around individual patients and use collaborative financing models in which patients share the cost of treatment according to what they can afford. And, together with our partners, we step in to cover the rest. In 2019, 23 PAPs for Adcetris, Entyvio, Ninlaro, Feiba and Immunine were running across 14 countries in Asia, Africa, Eastern Europe, Latin America and the Middle East. These programs have benefitted close to 1,600 patients with rare and complex diseases since program inception in 2016. We constantly look for opportunities to expand our PAPs with new programs launched every year in new disease areas. 312020 Sustainability Report

Over 2 billion people across the world lack access to the health care they need when facing complex and rare diseases — especially for serious health threats such as many forms of cancer. These diseases require specialized clinical skills to screen, diagnose and treat patients, presenting significant challenges in the levels of capacity and resources needed for prevention, as well as education and raising awareness about them. Often resource-constrained countries that need to strengthen their health care systems are most severely impacted by these diseases. Because patient access barriers go far beyond affordability, our PAPs and pricing mechanisms run in parallel to initiatives to build capacity and infrastructure across the entire patient experience, from disease awareness, diagnosis and management to ongoing patient care and support. To make this happen, we’re also working with partners in government, NGOs and the private sector to strengthen health care systems across the entire patient journey. Helping to achieve universal health coverage is a priority for Takeda, and we’re committed to the long-term, continuous efforts needed to make that happen. This includes participating in relevant public-private partnerships, aligning policies and regulations, supporting implementation of crucial health programs and promoting multisector partnerships such as UHC 2030. Strengthening Health Systems 2019 Progress Building scientific and research capacity in LMICs We partner with nonprofit organization Seeding Labs to strengthen basic research capacity in LMICs by providing local universities and researchers with the equipment, training and mentoring they need to address local health research and delivery challenges, participate in the fight against emerging global diseases and teach the next generation of local scientists. Through the Instrumental Access Program (IAP), Takeda’s R&D organization has provided 948 pieces of scientific equipment to 67 research departments in 53 institutions, along with building local research capacity in 24 countries, as part of the Instrumental Access Program. PATIENT 322020 Sustainability Report External Assessments Takeda’s Access to Medicines strategy and programs are assessed externally through the Access to Medicine Index, a biannual research program by the Access to Medicine Foundation, working closely with Boston University’s Access Observatory to leverage their data and insights. These assessments help us monitor the progress of our projects and ensure we deliver the right medicine, training and support. Takeda ranked fifth on the 2018 Index.

In addition, we provide opportunities for our R&D employees to strengthen local R&D scientific, clinical and technical capabilities needed for sustainable mental health and cancer research, and care delivery in LMICs. Currently active in Haiti, Kenya, Rwanda and Tanzania, partnerships last between two and five years and are tailored to address significant local unmet needs and gaps. Each initiative has project-specific goals, objectives, governance structures and deliverables. More than 200 employees from our R&D organization are sharing their knowledge and skills to support 50 programs through 20 nonprofit partnerships. Access to Health Impact measurement framework Measuring impact in a consistent, transparent and independent way is critical to meeting our goals in improving health care for patients everywhere. As part of our Access to Medicines strategy, we commissioned Duke University Innovations in Healthcare and Broadreach to design an Access to Health Impact framework with an associated indicator library that has been validated by leaders in the pharmaceutical industry, implementing partners, academics and clinicians. Our ambition is to implement this framework across health care sectors and champion the effort to lead sustainable Access to Medicines programs that have a positive impact on patient lives. With the Health Impact framework now created, we have expanded Duke University Innovations in Healthcare’s purview to train and support our Access to Medicines partners with the capabilities required for accurate and appropriate data collection and analysis for their respective activities. Furthermore, we’re working to create a multistakeholder Global Coalition for Access to Health that uses the framework as an industry- standard resource. PATIENT 332020 Sustainability Report Featured Spotlight: Blueprint for Innovative Health Care Access Runs Pilot in Kenya In 2019, Takeda began a three-year pilot in Meru County, Kenya, of Blueprint for Innovative Healthcare Access — a fully integrated and sustainable implementation framework for health care system strengthening for noncommunicable diseases (NCDs) at every stage of the patient journey. Meru County has one of the highest rates of NCDs in Kenya. In the first year, Takeda partners trained over 800 health care workers. These efforts led to over 8,000 people being screened for diabetes, hypertension and cancers, and, of these, over 600 people were diagnosed and are receiving treatment. Blueprint employs a practical framework to sustainably strengthen health care systems for NCDs at a local level across the patient journey, from earlier awareness, prevention and screening; to faster diagnosis; to local access to consistent high-quality treatment and innovative medicines, and ongoing patient support with faster integrated referrals. It also includes financial support and guidance, as well as innovative affordability programs to increase patient access to medicines. At the core of the Blueprint framework is a consortium of partners who share resources, expertise and responsibility, and through collaboration and coordination work (locally, regionally and internationally), including with the private sector, governments, NGOs, health care professionals and communities. The Blueprint will expand into Rwanda with a view to ultimately replicate it across all LMICs.

Our Commitment to People 342020 Sustainability Report

PEOPLE People-First Principles for COVID-19 Responses 1. Do what is right to safeguard our colleagues and their families and adapt our response as the situation evolves. 2. Enhance and adapt workplace policies and benefits to support all categories of colleagues. 3. Offer flexibility to colleagues who need to provide family care related to COVID-19, in ways that support business continuity. 4. Draw on the strength of existing platforms and frameworks to adapt this situation to accelerate our ability to respond. 5. Communicate to colleagues in a timely and transparent manner on COVID-19-related impacts while continuing to respect health privacy laws. 6. Live our Code of Conduct by enabling a healthy and respectful work environment for all colleagues. 7. Provide resources to help colleagues stay productive and actively engaged professionally and/or in the community, for as long as possible. People join Takeda because they share our purpose of bringing Better health for people, brighter future for the world. To continuously bring our purpose to life, we must attract, develop and retain diverse people who are the best at what they do. Our colleagues, in about 80 countries around the world, expect and deserve exceptional experiences and opportunities to pursue their own ambitions. An inclusive, safe and empowering work environment, rooted in our commitment to health and well-being, is critical for our colleagues to thrive, grow and share in realizing Takeda’s vision. Our colleagues bring a rich mix of experiences, backgrounds and perspectives. This diversity is a core strength of ours. It also presents an opportunity as we aim to balance globally consistent opportunities and programs with flexibility that allows for local context and customization. We strive for people programs that encourage a mindset of lifelong learning, and personal and professional growth. Our current reality and COVID-19 working environments have presented challenges and new paradigms, but we have not wavered in our commitment to developing our people. Through our people programs and development experiences, we continue to build a highly engaged workforce and a strong Takeda culture, firmly rooted in our values of Integrity, Fairness, Honesty and Perseverance, which are deeply ingrained in our culture and ways of working. These values are brought to life through actions based on Patient-Trust-Reputation-Business, always in that order. For further details on how we make ethical decisions please see page 80. Why It Matters 352020 Sustainability Report

With the integration of Shire complete, what are your priorities to strengthen the one Takeda culture? Padma: Keeping our colleagues safe and healthy and delivering medicine to our patients is top of mind for all leaders at Takeda right now. We continue to work collaboratively and productively during these unique times, which is a testament to our commitment to strengthening our culture where people and patients come first. Masato: Our uniqueness is reflected in Takeda’s values that guide our decision-making, placing the patient first since Takeda was established in 1781. Takeda’s values are now attracting and engaging people around the globe. We are a leading Japan-based company that is global in the way we operate, which allows us to provide our colleagues with a unique, diverse environment and a wide range of opportunities. How has the COVID-19 pandemic impacted your approach to HR? Masato: The capabilities we will need for the future growth of Takeda became more evident. The influence of COVID-19 accelerated the digitalization of society and shifted its outlook. However, we were able to adapt to this “new normal,” as Takeda has always been quick to anticipate changes and take on new challenges. Our goal is to provide opportunities that support our employees and tools that contribute value to patients and leverage the benefits of digital technologies. Padma: I think about this in two stages: react and respond. Reacting quickly to changes and staying adaptable to protect the well-being of our colleagues, patients and the medical community. This is followed by thoughtful responses to make sure we maintain momentum, continue what matters most and help our teams build resilience and digital capabilities. In fact, we were swift to design a Resiliency in Leadership learning program which was offered to over 8,000 people managers. During ambiguous times, we look for stability, so we focused on “maintaining rhythm” by continuing some of our annual development programs like President’s Forum and switching to virtual onboarding for new members. Staying the course and delivering the programs and resources that matter to our colleagues is important in today’s reality and to make sure we come out of this period even stronger. How do you create “exceptional experiences” for colleagues in a mostly virtual environment? Padma: We create exceptional people experiences by understanding what is important to our colleagues and providing tools and programs that will help each individual be successful. In a virtual environment people have new needs and priorities — and some remain unchanged. We are adapting some of our practices to accommodate largely virtual ways of working, developing programs that help our colleagues build capabilities that the current reality requires, like digital skills, while also maintaining rhythm. Masato: Padma mentioned continuing what matters most to our people. We are deeply committed to Takeda’s values and are always driven to contribute for patients. What is crucial for us is to continue delivering products and necessary information under any circumstances. For this, we have leveraged the use of digital technology and are enabling our colleagues to find new ways to maximize value for patients, as well as realizing their best work-life balance. In Conversation Padma Thiruvengadam (left) Chief Human Resources Officer Masato Iwasaki (right) President, Japan Pharma Business Unit PEOPLE 362020 Sustainability Report

FY2019 Highlights At-A-Glance PEOPLE Approximately 50,000 employees 13,448 jobs filled globally in FY2019 50% of managers trained in Quality Conversations, a communications framework used to improve dialogue between managers and teams Total Recordable Incident Rate = 0.92 per 200,000 hours worked 372020 Sustainability Report

Employee Well-Being & Organizational Health We strive to create a work experience that keeps our people engaged and a culture that encourages a mindset of lifelong learning and growth. As a biopharmaceutical leader, innovation is our path forward, and our people are the drivers of that innovation. Our industry, providers and patients are counting on our dedication to constant innovation and technological advancements. COVID-19 has only accelerated the speed of change and urgency for constant improvement and innovation. Our commitment to lifelong learning is critical to supporting colleagues in making that a reality. As a truly global organization, it’s critical that we pay attention to what colleagues need in each of the regions where we operate. That’s why we provide learning opportunities in about 80 countries and are working to build an expanded global learning platform. Consistent and regular communications have been vital to keep our colleagues informed and engaged during these unprecedented times. We’ve held regular virtual global town halls with the Takeda Executive Team (TET), enabling colleagues to ask direct questions and voice concerns. This commitment to constant dialogue is one of the reasons we’ve been able to deliver on our promises, to patients and to each other. Surveys are another important tool we use to understand people’s perspectives on what’s going well and how we can continue to improve as one Takeda. We want to better understand how colleagues feel at all points during their time at Takeda — from when they join to when they depart. A more consistent framework for how we capture this feedback globally is being built. We also send frequent companywide pulse surveys to collect feedback, identify areas for improvement and empower individual teams and managers to take action. PEOPLE Engagement & Lifelong Learning 382020 Sustainability Report

Health, Safety & Well-being Looking after the health, safety and well-being of our colleagues and the communities where we work, live and serve is important to us. From breast cancer awareness workshops and biometric screenings in Austria and Switzerland to mindfulness education and regular lunch-and-learns on nutrition, exercise, mental health and cancer risks in the U.S., we make sure our people have the resources they need to lead healthy lives. In Asia, we prioritize four key issues with our employees: preventing lifestyle diseases and promoting smoking cessation, supporting early detection and treatment of cancer, responding to health issues specific to women and supporting mental health. Our health and safety efforts are guided by the following principles: • We work to be a global leader in health and safety through innovative management practices, working to prevent incidents, and proactively recognizing potential hazards and related risks while working to eliminate them. • We provide the tools, resources and programs to support our employees in making healthy lifestyle choices. • We include Environment, Health and Safety (EHS) principles in Takeda’s culture through leadership involvement and accountability, as well as by encouraging our employees to consider EHS in all aspects of their work and reduce those risks wherever they can. • We make sure to include the viewpoints of our employee works councils and partners, where appropriate, when developing and improving our processes. 1 Incident frequency rates per 200,000 hours worked. Data collection sites: All R&D, manufacturing, U.S. BioLife and office sites covering approximately 95% of all employees 2019 Progress Serious Injury and Fatality program Looking after our people’s safety begins with prevention. We carefully develop the manufacturing processes and safety assessments for each of our products to try to prevent any adverse events. Many manufacturing sites have also implemented a Serious Injury and Fatality (SIF) program, focusing on high- risk activities that have the greatest potential to cause major environmental impact, serious injury or even death. The goal of our SIF program is to make our people more aware of potential SIF (p-SIF) events, understand why they happen and learn how to prevent them. In FY2019, we expanded the p-SIF reporting requirement to include all Takeda sites and locations and widened the scope of SIF assessments to make sure all Takeda manufacturing sites were included. 0 0.2 0.4 0.6 0.8 1.0 1.2 FY19 FY18 FY17 FY16 Total Recordable Incident Rate Incidents with Days Lost Frequency Rate 0.92 0.23 Takeda Safety Performance1 PEOPLE 392020 Sustainability Report

We’re focused on providing meaningful opportunities for colleagues to evolve and grow, both professionally and personally. We want each colleague to be inspired to contribute, empowered to be productive, supported to pursue lifelong learning and provided with the opportunity to realize their greater purpose. Takeda Leadership Behaviors We focus on developing, role modeling and reinforcing the following: • Demonstrate strategic enterprise thinking to find innovative ways to serve patients and build trust, reputation and business. • Create an environment that inspires and enables people to move the organization forward. • Focus on the few priorities that matter most and deliver superior results. • Elevate the capabilities of the organization for now and the future. To make this possible, we need to make it easy for our people to understand our goals, live our values and actively contribute to their own success, as well as Takeda’s. We look for exceptional talent and then engage them in open and ongoing discussions to enhance performance and development. We use our “Quality Conversations” framework to empower managers and teams to communicate clearly and frequently to build trust, deliver impact and move our business forward. We also prepare high-potential individuals for new opportunities so that we’re constantly improving our bench strength of leaders and experts. These responsibilities and intentional programs are shared in an ongoing partnership among the TET, human resources, managers and Takeda colleagues. PEOPLE Talent Management 402020 Sustainability Report

2019 Progress Global programs developing exceptional leaders for an exceptional future • We host an annual President’s Forum to bring together a group of 50 global leaders with our CEO and TET for a three-day workshop focused on business challenges and opportunities. This Forum is one of the many ways we prepare the next generation of Takeda senior leaders. • The Accelerator Program is a cross-functional program to reach high-potential colleagues early in their careers. It provides opportunity for cross- regional assignments, mentoring and learning events. Currently, we have 28 participants in the program, who are guided by TET sponsors. • Our Global Induction Forum targets senior leaders who have joined Takeda from other organizations. Our CEO and TET oversee this program, which covers the company’s history, culture and values, while preparing these new leaders for their responsibilities in building on that legacy and enhancing trust with society. In 2020, we continued our commitment to accelerating the success of new leaders, taking a creative, virtual approach to the Global Induction Forum to make sure new leaders have the same opportunity to connect and learn. • We also offer a variety of local/regional leadership development programs. Learning resilient leadership The annual Takeda Leadership Conference (TLC) brings together 300 top leaders from across the organization. The 2020 event was held virtually with a focus on building resilient leadership capabilities, or how leaders can best learn, adapt and thrive during times of change. That focus continued through five virtual learning workshops from July through October, where TLC members engaged with thought leaders and each other to build their capabilities. The TLC members are committed to coming out of this current reality stronger as individuals, teams and an organization. After senior leaders completed the resiliency learning program, we expanded with a digital version for all managers at Takeda. Through virtual trainings, social learning groups and a mobile app, the Resiliency in Leadership program covers five key topic areas: personal resilience, interpersonal resilience, leading virtual teams effectively, role of leaders in building resiliency and connecting to purpose. Leadership Development During COVID-19 These unprecedented times haven’t slowed our commitment to developing our colleagues. Instead, we have adapted. In 2020, both our President’s Forum and Global Induction Forum were held virtually. And rather than bring everyone to Japan, participants joined from their home offices and kitchen tables. PEOPLE 412020 Sustainability Report

Top Employer Award Takeda was awarded global Top Employer for the third consecutive year in 2020 by the Top Employers Institute, a global authority on excellence in people practices, in recognition of our efforts to build an outstanding workplace. Adapting recruiting for a virtual workplace To keep our business solid and ensure that we have the right talent, during the constantly changing COVID-19 realities we switched to virtual interviewing and onboarding toward the end of FY2019. We were able to use new technologies to ensure we didn’t comprise on engagement. Conducting video or telephone interviews instead of face-to-face interviews has helped us keep our colleagues and candidates — as well as their families and communities — safe. We’ve heard from colleagues that conducting interviews virtually actually allows for greater flexibility with schedules and locations, with the added benefit of reduced travel expenses. Takeda Long-Term Incentive Plan We’re proud to offer a Long-term Incentive Plan in 2020 that provides stock, in the form of American Depositary Shares, to eligible colleagues outside of Japan. Prior to 2020, Takeda colleagues outside Japan were not eligible for stock as part of their compensation. We believe that stock ownership provides colleagues the opportunity to invest in their own future as well as Takeda’s and align their interests with external stakeholders. New Takeda Employee Stock Purchase Plan (ESPP) Historically, Takeda has offered an employee stock ownership program for participating colleagues in Japan. In 2020, Takeda launched a new ESPP that offers colleagues outside of Japan the opportunity to purchase stock, in the form of American Depositary Shares at a discount and become a Takeda shareholder. Initially, we introduced our ESPP in Singapore, Switzerland and the United States, and we will expand to more countries over time. We believe that stock ownership provides colleagues the opportunity to invest in their own future as well as Takeda’s and align their interests with external stakeholders. PEOPLE 422020 Sustainability Report

Diversity, Equity & Inclusion We strive to have a workforce as diverse as the patients we serve. We are committed to embracing differences, exploring possibilities and developing our colleagues. Our success depends on an inclusive environment where all colleagues are welcomed, empowered and inspired to use their unique voices and talents. This is how we’ll find innovative approaches to serve our patients, customers and communities. Our goal is for every colleague at Takeda to enjoy the opportunity to thrive, develop and grow based on merit, potential and ambition, regardless of gender, age, nationality, race, religion, belief, disability, sexual orientation, gender identity or lifestyle. We focus on the basics of diversity in the workplace like gender, age and race, and we also work to build “thought diversity.” We believe that our culture thrives because of our differences. This makes Takeda a unique and stimulating workplace and allows us to deliver on behalf of patients everywhere. TAKEDA COLLEAGUES: 50% female 50% male MANAGERS: 40% female SEE MORE ON THE DIVERSITY OF OUR BOARD OF DIRECTORS AND EXECUTIVE TEAM ON PAGE 64. PEOPLE 432020 Sustainability Report

Our commitment continues As a values-based company, Takeda has always worked to be a place where people feel safe and valued for their unique contributions. And through our Access to Medicines, Global CSR efforts and free medicines programs, we’re demonstrating our commitment to help underserved patients get the health care they need and deserve. We have more work to do, and we’re committed to bringing positive change internally and in our external ecosystem. Along with our partners, we’re focused on building access to medicines. This commitment is throughout the entire life cycle of our medicines, from how to design and deliver clinical trials to how we make sure our medicines make it to patients who need them. We’re hiring a Global Head of Diversity, Equity & Inclusion and putting a team in place to create a community of practice to grow and support the important anti-bias efforts underway across the organization. Our colleague-led Takeda Resource Groups (TRGs) are expanding. Leadership and strategic support for their efforts is a priority for the next year. Across the company, we continue to focus on an inclusive culture and enhance our foundation by connecting it to everything we do, including our talent development and succession planning. In each country and site where we operate, there are teams and individuals focused on the important work of growing colleague diversity, ensuring equity and establishing inclusive programs, processes and platforms. This work has never been more important and is critical to ensuring we are an organization free of bias and as diverse as the patients we serve. PEOPLE Takeda Resource Groups TRGs are voluntary, colleague-led groups and consist of individuals with shared characteristics and life experiences, as well as allies and advocates who support the core values of the groups. TRGs offer colleagues community, camaraderie and connections to the organization, generating a sense of belonging. These groups work to enhance personal development and positively impact business outcomes and priorities. Takeda has 10 TRGs, which are led by colleagues around the world. • Black Leadership Council • Building Asian Leaders • EnAbles (colleagues with disabilities and allies) • Faith@Work • Gender Parity Takeda Resource Group • IGNITE (young professionals) • IMPACTO (LatinX community) • PACT (working parents and caregivers) • STRIVE (military service-connected colleagues) • Take Pride (LGBTQ+ colleagues and allies) 442020 Sustainability Report

How is diversity, equity and inclusion evolving at Takeda? Julie: It’s a priority to make a positive impact in this area — both inside and outside of our organization. Our ambition is to drive positive change by promoting and improving diversity, equity and inclusion with a focus on proactively eliminating bias. This is inclusive of underrepresented groups at the country level and globally. What we’re aiming to do at the global level is develop principles, frameworks and programs that will truly add value, and establish metrics to hold ourselves accountable. We’re committed to facilitating both companywide efforts and grassroots initiatives that address regional nuances and leverage local advocates as sponsors. How does the recent focus on addressing social justice and equality issues affect Takeda’s approach? Marcello: It’s helped to accelerate our progress as we recognize that we have a lot of room for growth in many areas and locations. We’re operating at multiple levels — globally we’re establishing a Diversity, Equity & Inclusion team to support companywide initiatives. Regionally, locally and at the functional level, we will continue with the efforts in place, working closely with our TRGs. Julie: We will not tolerate any type of discrimination at Takeda. We’ll continue to foster an environment at our company where people of diverse backgrounds, cultures and perspectives work together to inspire and enable health innovation for our patients. In addition, we need to make small but important changes in behavior to be inclusive, not just with our colleagues but also patients, partners and other stakeholders. As a values-based organization, we need to offer help and support where we see an opportunity to make a positive impact. “ Our ambition is to drive positive change by promoting and improving diversity, equity and inclusion with a focus on proactively eliminating bias.” Julie Kim In Conversation Julie Kim (left) President, Plasma-Derived Therapies Business Unit Marcello Agosti (right) Global Business Development Officer PEOPLE 452020 Sustainability Report

Our Commitment to the Planet 462020 Sustainability Report

Today, pressure on environmental health, as evidenced by degrading air quality, increasing scarcity of clean water and other natural resources, waning biodiversity and impacts of climate change, increasingly poses threats to human health. As a responsible corporate citizen, we have to do our part to continually reduce our environmental footprint and fulfill our purpose of Better health for people, brighter future for the world. Moreover, internal and external stakeholders expect us to set a high standard in this respect — to care for the environment and take actions that reduce our environmental impact throughout the entire life cycle of our products. Our obligation to environmental stewardship and sustainable business directly aligns with our values of Takeda-ism and Patient-Trust-Reputation-Business. In this way, environmental stewardship becomes one more way that we work to fulfill our vision. PLANET Why It Matters Carbon-Reduction Goals • By FY2020, we will be carbon neutral by offsetting our carbon emissions. • By 2025, we commit to reducing 40% from FY2016 of GHG emissions in companywide operations and 15% from FY2018 of Scope 3 emissions. • By 2040 we will be carbon zero in our operations without using offsets for our Scope 1 and 2 emis- sions and will be carbon neutral across our value chain by reducing Scope 3 emissions by 50% from FY2018 and offsetting remaining emissions. • Help 67% of our suppliers, by emissions, establish their own science-based targets by 2024. 472020 Sustainability Report

PLANET What has Takeda learned from 50 years of engagement in environmental stewardship? Thomas: Takeda’s engagement in environmental stewardship follows a holistic approach: Minimizing the environmental impact of our business by reducing our carbon footprint, lowering water consumption and producing less waste. This goes hand-in-hand with how we run our business. Takeda can build on 50 years of experience in this area and is well- prepared to respond to changing expectations from the external world. Teresa: It takes leadership and a commitment to innovation to find solutions that reduce our environmental footprint, improve efficiency, lower costs and that can be put into practice across our business. Becoming a steward for the environment requires action now and thinking for the long-term — taking steps that will make a positive difference for years to come, balancing social, environmental and patient impact, and a willingness to share successful practices with others in our industry. Why did Takeda decide to become carbon neutral, and what will be the biggest challenge in achieving these goals? Thomas: Becoming carbon neutral is an important milestone in our fight against climate change, and this perfectly aligns with Takeda’s purpose of Better health for people, brighter future for the world. Our biggest challenge, and at the same time the biggest lever, to achieve this is the fact that almost 87% of our emissions come from our external value chain. Therefore, strong partnerships with our suppliers are the key to our success. First, we figure out where the emissions come from, then we evaluate where the largest opportunities are to reduce them, and then we work with our suppliers to develop clear commitments to do this. Teresa: We believe the use of renewable energy is one area where we see great potential to reduce Scope 3 emissions. We’re also working actively in collaboration with industry environment groups on issues such as setting standards or pharmaceutical suppliers to work better together. Climate change calls for us to all work together and move in the same direction. How does Takeda engage employees in its efforts to promote environmental stewardship? Thomas: We’ve introduced several initiatives, like the Carbon Abatement Program (CAP) that aims to help manufacturing sites reduce emissions and exchange best practices. At the same time, we encourage our employees to come forward with innovative ideas and to always think out of the box. Teresa: I believe that the culture at Takeda is the best foundation to give every employee the opportunity to make a difference. We also use awareness programs to educate colleagues on how Takeda is protecting the environment and how every individual has an impact. In Conversation Thomas Wozniewski (left) Global Manufacturing & Supply Officer Teresa Bitetti (right) President, Global Oncology Business Unit 482020 Sustainability Report

PLANET FY2019 Highlights At-A-Glance Introduced new climate, water and waste environmental sustainability goals GHG emissions- reduction targets approved by the Science Based Targets Initiative as meeting their most ambitious 1.5°C criteria 855,000+ MWh1 of renewable electricity purchased, a nearly 380% increase in renewable energy consumed from 2018 51% Scope 1 and 2 GHG emissions reduction from 2016 (includes purchased renewable energy certificates for Scope 2 electricity emissions and excludes purchased verified emissions reductions) 60+ energy conservation measures resulting in 5,600+ MTCO2e avoided 55% manufacturing sites certified to ISO 14001 Launched new EHS information management system to improve reporting, monitoring and managing of EHS performance metrics 100% Scope 1 and 3 GHG emissions mitigated through the purchase of verified emissions reductions totaling 4.3 million MTCO2e 80% waste diverted from landfill 1 Includes 210,000 MWh of renewable electricity procured through guarantee of origin contracts and over 645,000 MWh of purchased Renewable Energy Certificates. 492020 Sustainability Report

Climate Change Takeda’s largest sources of direct greenhouse gas (GHG) emissions are from burning fossil fuels, such as natural gas or oil, in our manufacturing, research and commercial office sites (Scope 1 emissions), and the purchase of electricity and steam for our facilities (Scope 2 emissions). Emissions outside of our direct operational control (Scope 3), but which result from our business, however, contribute to the highest percentage of our GHG emissions footprint. We recognize that we’ll have to overcome many challenges to achieve meaningful reductions in GHG emissions, some of which include: • Increased energy usage and associated GHG emissions as a result of continued business growth. • Reducing site energy usage in ways that do not impact Good Manufacturing Practices necessary for quality purposes. • The lack of renewable electricity supply or market mechanisms to procure it in certain countries. • Reliance on incineration of certain waste streams containing high potent Active Pharmaceutical Ingredients and other toxic substances as a proven and effective treatment technology. • Engaging our suppliers, which are outside of our direct control, to set their own emissions reductions targets. In spite of these challenges, given the critical impact of climate change on public health, we’re committed to setting a strong industry example. We demonstrated that commitment in 2019 by setting a long-term goal of becoming 100% carbon neutral by 2040 across our value chain. Beginning with FY2019 emissions, we’ll be carbon neutral across our value chain through investments in renewable energy and verified carbon offsets for GHGs we are unable to eliminate. In support of our 2040 goal, we’ll work in stages to eliminate all GHG emissions from Takeda operations (Scope 1 and Scope 2) through a variety of initiatives, including investments in energy conservation and renewable energy. In addition, we’ll cut emissions from our value chain (Scope 3) in half and mitigate any remaining emissions through the purchase of verified carbon offsets. Climate Change Mitigation & Adaptation PLANET 502020 Sustainability Report

2019 Progress Carbon Neutrality commitment Our new Carbon Neutrality strategy will help us focus on reducing our carbon emissions over the next two decades. This approach will allow us to care for patients and our planet for the long term, in collaboration with our business partners and stakeholders. We want our work environment to be one that’s part of a zero-carbon economy, with an environmentally conscious culture that attracts and retains the best talent. We’ve set aggressive goals for the next two decades, endorsed by the Science Based Targets initiative, and are putting a range of initiatives in place to reach our ambition. Carbon offsets and renewable energy In 2020, we reached our first milestone under the new strategy — to become carbon neutral across our value chain. We achieved this goal through a combination of efforts, including implementing projects to reduce site energy consumption, sourcing additional renewable energy for our operations, and investing in renewable energy and verified carbon offset projects across the world. In choosing projects to invest in, we follow our Carbon Offset Procurement Guidelines, which require that the following conditions be considered as selection criteria: • Includes reduction activities that would not have otherwise occurred without the assistance of our investments. • Demonstrates that no leakage or displacement of emissions occurs as a result of the project activity. • Provides permanent reductions in GHGs or provides a mechanism to reduce this risk. • Relates to both the geography and the timeframe of the generated emissions to be offset. In addition, Takeda gives preference to projects that demonstrate co-benefits in addition to carbon reductions; for example, carbon reduction projects that also result in improvements to public health. Read more in our Carbon Offset Procurement Guidelines. PLANET 512020 Sustainability Report

While we ultimately seek to be carbon neutral across our value chain without the use of offsets, we realize that some Scope 3 emissions will likely be unavoidable. We’ll mitigate these emissions using verified carbon offsets. We’re also working to set up a council of external environmental sustainability experts to advise us on this commitment in the 2020 fiscal year. The Carbon Neutrality program We have instituted a new governance structure with built-in accountability for progress toward our goals, including overseeing efforts to reduce energy use and increasing renewable energy investments across our value chain. This Carbon Neutrality Governance Team will also be responsible for: • Guiding sites in reducing their energy consumption and emissions. • Increasing the percentage of renewable energy generated on site or sourced from energy suppliers. • Leading internal and external engagement and climate policy advocacy. • Measuring and disclosing GHG emissions. • Identifying and managing climate-related risks and opportunities. • Engaging employees and other stakeholders in reducing energy consumption and emissions. • Engaging suppliers in reducing their emissions. This new governance framework will also help develop internal guidelines and establish reporting lines to the Business Review Committee and to the Board of Directors. At our manufacturing and R&D locations, including our BioLife centers, around the world, Takeda leaders review local climate-related risks and opportunities. Any new and significant risks identified through audits and other activities are reported to the Risk, Ethics PLANET Improving Public Health Through Carbon Offsets • The Nature Conservancy Working Woodlands program: Helped preserve over 8,600 acres in the northeastern corner of Tennessee, U.S., as a privately held park, encouraging recreation- based tourism in a lower-income region by offsetting 15,400 MTCO2e. • High-quality solar energy systems in India: Helped reduce electricity bills for residential and commercial customers by more than 50% when solar energy is used for water heating; providing reliable light after sunset that allows more time for work and school; and creating over 300 skilled jobs by offsetting 3,400 MTCO2e. • Solar cookstoves in rural China: Helped improve indoor air quality by investing in the installation of solar cookers for rural farmers in remote areas of China to replace coal for cooking and hot water needs by offsetting 1,347 MTCO2e. Scope 3 Emissions detail 83% Category 1: Purchased goods and services 2% Category 3: Fuel and energy- related activities not included in Scope 1 and 2 7% Category 4: Upstream transportation & distribution 2% Category 6: Business travel 3% Category 7: Employee commuting 3% All other applicable categories 1 Scope 2 GHG emissions based on market-based methodology and do not include purchased renewable energy certificates (RECs). Inclusion of purchased RECs reduces Scope 2 GHG emissions to 113 terajoules or approximately 7,400 MTCO2e. 7% Scope 1 direct emissions (resulting from fossil fuel burned at Takeda facilities and operation of commercial fleet vehicles) 333,000 MTCO2e 6% Scope 2 Indirect emissions1 (resulting from the consumption of supplied electricity and heating and cooling) 248,000 MTCO2e 87% Scope 3 indirect emissions (not including Scope 2 that occur in Takeda’s value chain) 3,943,000 MTCO2e Scope 1 Direct emissions Scope 2 Indirect emissions Scope 3 Indirect emissions FY2019 GHG Emissions Summary 522020 Sustainability Report

PLANET

## FY2019 GHG Emissions by Scope

| SCOPE 1 | SCOPE 2 | SCOPE 3 |
| --- | --- | --- |
| **333,000 tonnes** | **248,000 tonnes** | **3,943,000 tonnes** |
| **No change from 2016** | **31% reduction from 2016** | **2% increase from 2018** |
| Direct emissions from owned or controlled sources | Indirect emissions from the generation of purchased energy such as electricity and third-party supplied energy for heating and cooling | All indirect emissions not included in Scope 2 that occur in the value chain |

All remaining FY2019 GHG emissions were mitigated with renewable energy certificates and verified emission reductions.

and Compliance Committee of the Board of Directors, which manages risk company-wide. We plan to expand our public reporting to include disclosures in line with the Task Force on Climate-related Financial Disclosures in FY2021. We will continue to manage relevant climate-related risks through our Enterprise Risk Management program.

**Carbon emissions**

We measure our GHG emissions across the value chain in alignment with GHG Protocol Corporate Accounting and Reporting Standard, a well-known and recognized standard. The accuracy of our reported GHG emissions is independently verified every year.

**Working with suppliers**

The majority of our GHG emissions are Scope 3, which are emissions outside of our direct operational control. Our Carbon Neutrality commitment, however, extends across our entire value chain, and we've committed to working with partners and suppliers to reduce indirect emissions wherever possible. Working together in the coming years, we'll encourage suppliers to set science-based targets, measure progress regularly and create incentives for action to significantly reduce Scope 3 emissions. We'll also report Scope 3 emissions each year and include suppliers in renewable energy projects. We're developing a dedicated site that includes trackers and key performance indicators (KPIs) for GHG emissions reduction projects. This will be a useful tool to understand how and where to lower or eliminate emissions. (Read more about our supplier engagement efforts on Page 73.)



**OUR GOAL:**
**Help**
**67%**
**of our suppliers, by emissions, establish their own science-based targets by 2024**

### Introducing Carbon Abatement Program for Sites (CAPS)

CAPS is being introduced at all Takeda manufacturing sites, BioLife, R&D and Hub offices as a way to help reduce their GHG emissions in line with our corporate targets. Every site is building local CAPS teams to consider how local investments might impact climate change and developing long-range plans to reduce energy consumption and GHG emissions at their facility.

2020 Sustainability Report 53

For nearly 50 years, Takeda has actively engaged in environmental stewardship initiatives, since establishing an Environmental Protection Committee in 1970. All of our manufacturing, BioLife and R&D sites are required to establish and operate an EHS management system based on our global EHS management system. Each Takeda site assesses its risks and opportunities, then prioritizes actions to address them. This process involves establishing goals, developing and executing action plans to attain them, monitoring performance and reviewing the outcomes for continuous improvement opportunities. The corporate EHS team continues to enhance EHS standards and the technical guidance to further reduce risk and improve EHS performance under the framework of the global EHS management system. Today, 20 manufacturing sites are certified to the International Standards Organization (ISO) 14001 Environmental Management Systems standard and 12 manufacturing sites are certified to the ISO 45001 Occupational Health & Safety Management Systems standard. The standards are considered to be the global best practice for EHS management. Our intent is to have all manufacturing sites certified to ISO 14001 and ISO 45001 within three years. Many of our operations are focused on improving efficiency in manufacturing and transportation of products to help reduce environmental impact. Some of these processes can be carbon intensive, like the cold-chain transportation and storage that some of our products require. Operations like these give us an opportunity to improve efficiency, as well as reducing costs and our environmental footprint. Product stewardship Product stewardship means that we take responsibility for the impact of our products on the environment and on people’s health and safety, through all stages of its life cycle — from research of a product to its design, production, use and disposal. In particular, our product stewardship efforts focus on the following areas: • Considering green chemistry in our R&D processes. • Minimizing product packaging, while maximizing recycled content and recyclability. • Reducing GHG emissions in product transport. • Considering a product’s environmental life cycle to identify opportunities for improvement. For example, our Flexbumin 5% and 25% products are both certified by the Carbon Trust, an organization that helps companies become more sustainable. Environmental Management PLANET 542020 Sustainability Report

PLANET

*Flexbumin* is used for multiple purposes, including cardiopulmonary bypass surgery. The sustainability benefits of the plastic containers relative to glass containers include:

- Using just four containers of *Flexbumin* 25% (100 mL) per day for a week instead of glass bottles provides the same CO2 reduction as using 11 fewer liters of gasoline.
- Using just five containers of *Flexbumin* 5% per day provides the same CO2 reduction as using 3.75 liters less of gasoline.
- It takes about 8.9 discarded 50 mL *Flexbumin* 25% containers to equal the weight of just one discarded glass bottle of equal volume.
- The container film is composed of materials that allow it to be processed without creating harmful residues such as dioxins when incinerated according to established industry standards.

## Celebrating World Environment Day

Each year, Takeda employees around the world celebrate World Environment Day to raise awareness of the environment while highlighting the connection between a healthy planet and global health. In 2019, we hosted an online pledge campaign to promote personal action against climate change and supported the Arbor Day Foundation to plant an additional 40,000 trees to promote better air and water quality in areas of need.

## Manufacturing EHS Certifications

| | Country | City | ISO 14001 Environmental Management Systems | ISO 50001 Energy Management Systems | ISO 45001 Occupational Health & Safety Management Systems |
|---|---|---|---|---|---|
| 1 | Austria | Linz | X | | |
| 2 | Austria | Orth an der Donau | X | | X |
| 3 | Austria | Vienna | X | | X |
| 4 | Belgium | Lessines | X | | X |
| 5 | Brazil | Jaguariúna | X | | |
| 6 | China | Tianjin | X | | |
| 7 | Germany | Oranienburg | X | | X |
| 8 | Germany | Singen | X | | |
| 9 | India | Vashi, Navi Mumbai | X | | X |
| 10 | Ireland | Grange Castle | | X | |
| 11 | Italy | Pisa | X | | X |
| 12 | Italy | Rieti | X | | X |
| 13 | Japan | Fukuchiyama | X | | |
| 14 | Japan | Hikari | X | | |
| 15 | Japan | Osaka | X | | |
| 16 | Singapore | Singapore | X | | X |
| 17 | Switzerland | Neuchâtel | X | | X |
| 18 | United States | Los Angeles, CA | X | | X |
| 19 | United States | Round Lake, IL | X | | |
| 20 | United States | Social Circle, GA | X | | X |
| 21 | United States | Thousand Oaks, CA | X | | X |

2020 Sustainability Report 55

Transitioning From Air Freight to Sea Freight Our Distribution & Logistics team now transports human albumin, the serum found in human blood, by sea versus air. In 2019, Takeda received temperature validations from the first sea shipments, reporting the successful transportation of the albumin within the required temperature range. This opens the possibility for further transitions to sea freight, which could reduce GHG emissions by 8,000 tonnes per year. LA Solar Installation Our Los Angeles, California, U.S., manufacturing facility is working to install a 564 kW rooftop solar panel system along with a 2 MWh Tesla Powerpack energy storage station. Once installation is completed in 2021, this investment in renewable energy will help lower electricity purchases by approximately 833 MWh annually and reduce associated GHG emissions by approximately 280 metric tonnes per year. Environmental Projects: A Snapshot PLANET THE POWER OF DATA AND DIGITAL BioLife Cloud Migration In our industry-leading BioLife plasma donation centers, we have introduced a new digital strategy in part to speed up Takeda’s cloud data migration. We began our journey to the cloud in 2019, which reduced the number of servers in our data centers and at BioLife facilities. As part of the strategy, we also plan to replace hardware throughout the business with more efficient devices, aiming to complete the entire project in 2022. Once complete, the project will contribute to the reduction of Takeda’s overall data center power consumption by 80% and carbon emissions by 85% (more than 1,400 tonnes) through cloud migration and hardware upgrades. 562020 Sustainability Report

PLANET

## Manufacturing Facilities:

### Asker, Norway

Installing new, energy-efficient, water-cooled air compressors resulting in 156,000 kWh savings annually. The new air compressors will also recycle heat that will be used to warm the site's warehouse, providing an additional energy savings of 235,000 kWh per year. Once fully operational the new system will reduce GHG emissions by over 90 MTCO2e per year.

### Bray, Ireland

Switched its electricity supply to 100% renewable wind energy, resulting in a 56% reduction in the site's GHG footprint. The site is working on achieving additional GHG reductions through equipment upgrades and energy efficiency projects.

### Grange Castle, Ireland

Switched its electricity supply to 100% renewable wind energy. The site also upgraded steam traps to reduce steam wastage and replaced old, inefficient lighting with new LED lighting throughout the site, resulting in 750 MTCO2e saved annually.

### Hikari Plant, Japan

Reduced GHG emissions by more than 600 metric tons per year by upgrading the site's cooling system to a more energy-efficient centrifugal water chilling unit.

### Linz, Austria

Implemented a number of initiatives that will help reduce energy consumption and GHG emissions including installing new roof insulation, triple glazed windows and several charging stations to encourage electric vehicle use.

### Los Angeles, U.S.

GHG emissions have been reduced by nearly 7,600 metric tonnes since FY2016 through improved operational efficiency from replacing aging operations and the site's continual pursuit of energy-reduction projects.

### Oranienburg, Germany

Powered by 100% renewable electricity, the site has installed new, energy-efficient cold water circulation pumps for an annual savings of 90,000 kW.

### Tianjin Plant, China

Reduced the need for conventional electricity and lowered GHG emissions by installing onsite solar panels that generate 936 MWh of energy annually.

### Yaroslavl, Russia

Installed natural gas-based HVAC (heating, ventilation, air conditioning) system, reducing GHG emissions by approximately 20% over the previous system.

2020 Sustainability Report 57

As part of our commitment to environmental stewardship, we have established new goals related to water and waste management practices. The new goals will help focus our efforts on these important environmental challenges. Water Water scarcity and quality issues are global concerns; however, the challenges regarding water must be managed at the local level. At Takeda, we’re working to understand our water impacts across our company, site by site, so that we can focus our efforts at the locations where we can make the most meaningful difference. Understanding our water impact goes beyond measuring water consumption and includes assessing local water risk — looking at factors such as access to water challenges, regulations, biodiversity, future demand and seasonal fluctuations in water availability. Currently, we assess local water risks using the World Resources Institute Aqueduct and WWF Water Risk Filter Tools, which indicate that approximately 22% of our manufacturing sites are located in areas considered to have “high” or “extremely high” water risk. Remaining manufacturing sites are in areas considered to have “low” to “medium” water risk. This mapping process will help us target and prioritize our efforts. We have a long history of reducing water consumption in our manufacturing facilities by investing in water- efficient equipment and processes, as well as by maximizing water reuse where possible. These initiatives will continue as we pursue our environmental sustainability goals. Since the processing of water requires significant amounts of energy, many of these initiatives have the benefit of not just saving water, but also reducing energy and associated GHG emissions. We’re proud that, as a result of these efforts, we achieved our 2020 water stewardship goal ahead of schedule, allowing us to establish a new context-based water stewardship strategy, which includes the following long-term goals: • By FY2021, Takeda will establish mitigation plans, risk-reduction goals and water conservation goals for 100% of sites with high water-related risks. • By FY2025, Takeda will reduce water consumption by 5% from a FY2019 baseline. In 2019, we withdrew 11,114 thousand cubic meters of fresh water and discharged 8,175 thousand cubic meters. Water consumption was due to inclusion in finished product, site cooling and irrigation purposes. Natural Resource Conservation PLANET 582020 Sustainability Report

Wastewater and chemical substances Takeda manages the quality of effluent wastewater in line with the following principles: • Prevent negative effects on people and the ecosystem. • Comply with applicable laws and regulations. • Manage wastewater proactively, based on scientific evidence, substance concentrations and environmental toxicity. We handle a wide variety of chemical substances, including our pharmaceutical products, and we manage these substances in ways that minimize emissions in line with our policies. This includes better understanding and limiting the potential impact of APIs and the larger issue of Pharmaceuticals in the Environment (PiE) from our manufacturing and R&D operations. We manage requirements for PiE in our manufacturing facilities through robust waste management and wastewater treatment processes, while complying with national, state and local discharge regulatory obligations. We partner with and communicate our EHS requirements to our contract management organizations (CMOs) to prevent the release of hazardous substances and byproducts into the environment. We comply with regulatory requirements to perform environmental risk assessments and toxicological and safety assessments to evaluate and build in environmental and patient safety as part of our marketing authorization applications in the U.S. and internationally. We continually review regulatory requirements for products we manufacture internally and through CMOs, to minimize the impact on the environment. In addition to proactive waste management and wastewater treatment processes, Takeda also collaborates to address PiE and antimicrobial resistance (AMR). For example, Takeda is part of the European Federation of Pharmaceutical Industries and Associations (EFPIA) consortium that is involved in developing a position and roadmap for addressing PiE at the industry level. PLANET 592020 Sustainability Report

PLANET Additionally, due to the increasing number of bacteria that are resistant to antibiotics, Takeda is one of more than 20 leading biopharmaceutical companies that have launched the AMR Action Fund, a groundbreaking partnership that aims to bring two to four new antibiotics to patients by 2030. The Fund is working on two primary areas of focus: • Bolster and accelerate the research and development of antibiotics through investment and sharing of industry resources and knowledge with biotechnology companies. • Create a unique, collaborative platform with support from multilateral development banks, philanthropic funders, other impact funds and strategic partners to facilitate policy reforms to create an environment that encourages long-term investment into antibiotic R&D. Waste We work to reduce the amount of waste sent to landfill, first by limiting the amount of waste we generate and then by reusing what we can and recycling the rest. We’ve set a goal to achieve zero waste-to-landfill status for all major locations2 by 2030. In 2019, Takeda generated 74,108 tonnes of waste, of which 71% was recycled. An additional 9% was diverted from landfill via incineration without energy recovery or via other treatment technologies. Many of our sites have begun finding innovative solutions that not only reduce waste, but also help reduce energy and associated GHG emissions. For example, Takeda’s Thousand Oaks, California, U.S., site introduced the AeroSafe® 18L and 39L ISC shipping solutions, which are reusable while offering a simple pack-out and maintain temperatures between 2-8°C. With vacuum- insulated panels and phase-change material, they can be refrigerated to extend their life, making them a “green solution” that will help reduce our carbon footprint. 2 Major locations include manufacturing, R&D sites, BioLife plasma donation centers and major commercial office locations. 1 Changes in FY2019 waste management percentages compared to past performance are attributed to the harmonization of waste tracking reporting practices after the integration of the Shire acquisition. 0 10 20 30 40 50 60 70 80 90 100 FY2019FY2018FY2017FY2016 80,000 70,000 60,000 50,000 40,000 30,000 20,000 10,000 To ta l W a st e G e n e ra te d ( M e tr ic T o n s) P e rc e n t Trends in Waste Generation and Waste Management1 FY2016 FY2017 FY2018 FY2019 Recycled 59% 65% 62% 32% Incinerated with Energy Recovery 8% 9% 10% 39% Other Disposal/ Treatment 13% 10% 7% 1% Incinerated 4% 2% 4% 8% Landfilled 16% 14% 17% 20% Total Waste Generated 61,608 59,619 70,758 74,108 602020 Sustainability Report Brazil Plant Achieves 100% Zero-Waste-to-Landfill Designation Takeda’s manufacturing facility in Jaguariúna, Brazil, has achieved 100% zero waste to landfill, including construction, demolition, organic and hazardous waste, but excluding general waste. The facility reached the milestone after working for over a year toward the goal.

PLANET

## Environment, Health and Safety (EHS) Performance Data — FY2019

| Category/Metric | FY2019 Data[1] | KPMG Assured |
|---|---|---|
| **Energy (Terajoules)** | | |
| Purchased Electricity (Non-Renewable) | 2,217 | |
| Purchased Electricity (Renewable)[2] | 758 | |
| Onsite Generated Renewable Electricity | 4 | |
| Percent Electricity Sourced as Renewable[3] | 26% | |
| Percent Electricity as Renewable Including Renewable Energy Certificates (RECs) | 100% | |
| Supplied Heating and Cooling | 113 | |
| Fuel Consumption[4] | 4,891 | |
| Total Energy Consumption | 7,983 | ✓ |
| **Greenhouse Gas Emissions (Thousand MTCO2e)[5]** | | |
| Scope 1 Emissions | 333 | ✓ |
| Scope 2 Emissions — location-based methodology | 319 | ✓ |
| Scope 2 Emissions — market-based methodology | 248 | ✓ |
| Scope 3, all applicable categories | 3,943 | ✓ |
| Total GHG Emissions[6] | 4,524 | |
| **Carbon Neutrality** | | |
| Purchased Verified Emission Reductions (VERs) — Thousand MTCO2e[7] | 4,308 | ✓ |
| Purchased RECs — Terajoules | 2,324 | ✓ |
| Percent Reported GHG Emissions Mitigated by Purchased VERs and RECs | 100% | |
| **Air Emissions (Metric Tons)** | | |
| Sulphur Oxides (SOx) and Nitrous Oxides (NOx) Emissions[8] | 110 | |
| VOCs | 130 | |
| **Water (Thousand Cubic Meters)** | | |
| Water Withdrawal | 11,114 | ✓ |
| Water Withdrawal in Areas with High or Extremely High Water Risk[9] | 1,223 | ✓ |
| Water Withdrawal in Areas with Medium-High Water Risk[9] | 1,237 | ✓ |
| Water Withdrawal in Areas with Low or Low-Medium Water Risk[9] | 8,369 | ✓ |
| Wastewater Discharged | 8,175 | |
| Water Consumed[10] | 2,939 | |
| Quantity of Chemical Oxygen Demand (COD) Discharged - Metric Tons[11] | 46 | |
| **Waste (Metric Tons)** | | |
| Total Regulated Waste Generated | 34,184 | ✓ |
| Total Non-Hazardous Waste Generated | 39,924 | ✓ |
| Total Waste Generated | 74,108 | |
| Percent Waste Recycled[12] | 71% | ✓ |
| Percent Waste Sent to Landfill | 20% | ✓ |
| **Health & Safety Incident Rates (per 200,000 hours worked)** | | |
| Total Recordable Incident Rate | 0.92 | ✓ |
| Incidents with Days Lost Rate | 0.23 | ✓ |
| **Significant Spills and Releases** | | |
| Number of Notices of Violation or Citations Received | 7 | |
| Total Number and Volume of Significant Spills | 0 | |

[1] The scope of Takeda operations is as follows:
- For total energy consumption, Scope 1 and Scope 2 market, and location-based GHG emissions, the scope of Takeda operations includes all manufacturing and R&D sites, United States and Austria plasma collection centers, Takeda headquarters and commercial office locations.
- For all other environmental performance indicators, the scope of Takeda operations includes all manufacturing and R&D sites, United States and Austria plasma collection centers, and larger commercial offices where such data was available. Contributions from smaller commercial office locations are not included.
- For Health & Safety performance indicators, the scope of Takeda operations includes all manufacturing and R&D sites, United States and Austria plasma collection centers, and commercial office locations, covering approximately 95% of all employees.

[2] Includes renewable electricity purchased through bundled guarantees of origin contracts. Excludes unbundled renewable energy purchased through renewable energy certificates.

[3] Excludes electricity produced onsite through combined heat and power or fuel cell systems, as well as purchased renewable energy certificates.

[4] Excludes the energy content of fuel used for commercial fleet vehicles. GHG emissions from commercial fleet vehicles are included in Scope 1 emissions. Calculated using the default heat content of the consumed fuels from the "Greenhouse Gas Inventory Guidance, Direct Emissions from Stationary Combustion Sources" (U.S. EPA, January 2016).

[5] Scope 1 emissions are calculated using the GHG emission factors from the GHG Protocol Emission Factors from Cross-Sector Tools (2017). Scope 2 location-based emissions from purchased electricity are calculated using the country-specific emission factors published by the IEA and U.S. EPA. Scope 2 market-based emissions from purchased electricity are calculated using the supplier-specific emission factors when available, and country-specific emission factors published by the IEA and U.S. EPA when not available. See page 99 for Scope 3 emissions calculation methodology per category.

[6] Total GHG emissions calculated using the Scope 2 market-based total.

[7] Purchased Verified Emission Reductions sufficient to cover Scope 1 and Scope 3 GHG emissions in addition to Scope 2 GHG emissions from supplied heating and cooling. Total GHG emissions mitigated is 4,283,098 MTCO2e.

[8] NOx and SOx emissions calculated based on fuel consumption data and emission factors from the U.S. EPA Publication "Compilation of Air Pollutant Emission Factors, AP-42, Fifth Edition, Volume 1: Stationary Point and Area Sources."

[9] Overall water risk rating based on the World Resource Institute Aqueduct 3.0 tool. Overall water risk measures all water-related risks by aggregating all selected indicators from the Physical Risk Quantity, Physical Risk Quality, and Regulatory and Reputational Risk categories. Higher values indicate higher water risk.

[10] Water consumed represents the difference between water withdrawals and wastewater discharges.

[11] COD Emission data reflects COD loading associated with the direct discharge of Takeda-treated wastewater to a receiving waterway.

[12] Recycled includes materials sent offsite for processing prior to reuse, as well as materials sent offsite for incineration with energy recovery.

2020 Sustainability Report 61

Governance & Fundamentals of Responsible Business 622020 Sustainability Report

Role of the Board of Directors The Takeda Board of Directors focuses on discussing and resolving strategic or particularly important matters such as the establishment of and amendments to the company’s corporate philosophy, as well as important management policies and plans such as mid- to long-term strategies and corporate plans. The Board of Directors Bylaws specify the matters for resolution by the Board of Directors. In addition to deliberation and resolution of the matters, the Board of Directors is responsible for the supervision of business executed by directors. • The Board of Directors delegates responsibilities for decision-making regarding some of the important business decisions to management under Takeda’s Articles of Incorporation. Specifically, these decisions are delegated to the Business Review Committee (general management matters), the Portfolio Review Committee (R&D and product-related matters) and the Risk, Ethics and Compliance Committee (risk management, business ethics and compliance matters). The Board of Directors supervises management’s execution of these matters through the committees’ reports. • Matters not requiring the approval of the aforementioned committees are delegated to the Takeda Executive Team (TET), which consists of the President and CEO and the function heads of the Takeda Group who report directly to the President and CEO, based on Takeda Group’s Management Policy (T-MAP). Takeda aims for agile and efficient decision-making across the group. Compositions of the Board of Directors and TET The Board of Directors has 16 directors, including 11 who are independent, external directors. The Board of Directors is chaired by an Independent External Director. The Board of Director meetings are chaired by an Independent External Director in order to be able to make the best decisions. The Board of Directors consists of directors from inside and outside the company, irrespective of nationality or gender, who can contribute to the balance of knowledge, experience and capability needed for governance of the company’s global operations. TET members are diverse in nationality and gender (12 men and six women) and consider the perspective of many other stakeholders in their discussions and decision-making. Audit and Supervisory Committee The Audit and Supervisory Committee ensures its independency and effectiveness, in line with “Rules of Audit and Supervisory Committee’s Audit, etc.” This Committee conducts audits of directors’ performance of duties and performs any other duties stipulated in applicable laws and regulations and in Takeda’s Articles of Incorporation. Corporate Governance GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Shareholders’ Meeting Business Units • Business Functions • Business Partners Board of Directors Chair: Independent Director Nomination Committee Compensation Committee Advisory Committee Audit and Supervisory Committee Portfolio Review Committee (PRC) Business Review Committee (BRC) Risk, Ethics and Compliance Committee (RECC) Takeda Executive Team (TET) 632020 Sustainability Report

GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS

# Board of Directors

## Internal Directors



**CHRISTOPHE WEBER**[2]
Representative Director,
President & CEO



**MASATO IWASAKI**
Director, President,
Japan Pharma Business Unit



**ANDREW PLUMP**
Director, President,
Research & Development



**COSTA SAROUKOS**
Director,
Chief Financial Officer

## Independent directors[1]


CB
NC

**MASAHIRO SAKANE**
Independent Director
Chair of the Board meeting
Chair of Nomination Committee


CC

**OLIVIER BOHUON**
Independent Director


NC

**JEAN-LUC BUTEL**
Independent Director


CC

**IAN CLARK**
Independent Director


CC

**YOSHIAKI FUJIMORI**
Independent Director


NC

**STEVEN GILLIS**
Independent Director



**SHIRO KUNIYA**
Independent Director


NC

**TOSHIYUKI SHIGA**
Independent Director



**KOJI HATSUKAWA**
Independent Director,
Chair of A&SC[3]


CC

**EMIKO HIGASHI**
Independent Director
A&SC[3] member
Chair of Compensation Committee

## Audit & Supervisory Committee (A&SC)



**YASUHIKO YAMANAKA**
Director,
A&SC[3] member


NC

**MICHEL ORSINGER**
Independent Director
A&SC[3] Member

CB CHAIR OF THE BOARD MEETING
INDEPENDENT DIRECTORS[1]
NC NOMINATION COMMITTEE[2]
NC COMPENSATION COMMITTEE

[1] As defined by Tokyo Stock Exchange listing rules
[2] Christophe Weber participates in the Nomination Committee as an observer
[3] Audit & Supervisory Committee

2020 Sustainability Report 64

GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS

# Takeda Executive Team

## JAPAN



**CHRISTOPHE WEBER**
President & CEO

**COSTA SAROUKOS**
Chief Financial Officer

**MASATO IWASAKI**
President, Japan Pharma Business Unit

**TAKAKO OHYABU**
Chief Global Corporate Affairs Officer



**YOSHIHIRO NAKAGAWA**
Global General Counsel

**PADMA THIRUVENGADAM**
Chief Human Resources Officer

**MILANO FURUTA**
Corporate Strategy Officer & Chief of Staff

## US



**ANDY PLUMP**
President, Research & Development

**RAMONA SEQUEIRA**
President, U.S. Business Unit & Global Portfolio Commercialization

**TERESA BITETTI**
President, Global Oncology Business Unit



**RAJEEV VENKAYYA**
President, Global Vaccine Business Unit

**GERARD (JERRY) GRECO**
Global Quality Officer

**MARCELLO AGOSTI**
Global Business Development Officer

## SINGAPORE



**RICARDO MAREK**
President, Growth & Emerging Markets Business Unit

## SWITZERLAND



**GILES PLATFORD**
President, Europe & Canada Business Unit

**JULIE KIM**
President, Plasma-Derived Therapies Business Unit

**THOMAS WOZNIEWSKI**
Global Manufacturing & Supply Officer

**MWANA LUGOGO**
Chief Ethics & Compliance Officer

2020 Sustainability Report 65

Learn More On the company’s FY2019 KPIs Visit our corporate governance website Total rewards and compensation We strive to provide competitive total compensation to the TET and our colleagues around the world. We aim to reward purposeful performance and deliver on our commitments to patients, colleagues and shareholders. We structured our KPIs for both the short- and long-term incentive plans for FY2019, aligning rewards for the CEO, the TET and our colleagues to the most critical business priorities for the company. Our total rewards philosophy pushes us to achieve: • Competitive Differentiation. Differentiate through a focus on purposeful performance (based on our values), delivering target total compensation at the median to upper quartile of a competitive market. • Global Mindset, Local Application. Leverage global scale and align total rewards to relevant local market conditions and factors. • Performance Impact. Differentiate individual employee performance for those most significantly impacting success of the organization. • Employer of Choice. Enhance reputation as a values-driven global employer of choice; strengthen ability to attract and retain top talent through living our values and through differentiated Total Rewards. We aim to achieve these objectives through a combination of three primary components of our executive compensation structure: A base salary, short-term incentive (STI) and long-term equity incentives (LTI). The mix of compensation for our TET makes sure we link executive compensation with individual, executive group and company performance. A substantial portion of the target pay for executives is performance-based. The annual STI and LTI payouts are contingent upon company performance, with the STI factoring in performance over a one-year period and LTI performance share unit (PSU) compensation factoring in performance over a three-year period. Shareholder engagement Takeda is committed to regular, ongoing engagement with shareholders to make sure that we continue to understand shareholder feedback about our compensation program and incorporate that feedback into the compensation decision-making process. In FY2019 Takeda had more than 750 meetings and conference calls with shareholders, investors and analysts, with their feedback helping inform the Compensation Committee’s continuous assessment of the program design and ongoing discussions with shareholders. Nomination and Compensation Committees The Nomination Committee and the Compensation Committee serve as advisory bodies to the Board of Directors. These committees serve to ensure transparency and objectivity in decision-making processes and results relating to personnel matters for directors. The majority of each committee’s members must be external members (in FY2020, both the Nomination Committee and Compensation Committee are composed entirely of external members). Additionally, at least one director who is an Audit and Supervisory Committee member must be assigned to each committee. Directors are appointed and reappointed based on proper qualifications and procedures, and succession plans are in place. The Compensation Committee reviews the goals and results of performance-linked compensation, the company’s incentive-based KPIs and targets, the amount of compensation for directors and the public disclosure of compensation, etc., and the committee further provides guidance to the Board of Directors. The Nomination Committee reviews directors’ candidates and the succession plan of directors’ candidates, and the committee further provides guidance to the Board of Directors. Internal Audit and Corporate EHS The Group Internal Audit, Quality Audit, and the Corporate EHS (environment, health and safety) groups in the Global Manufacturing & Supply division conduct regular internal audits of their areas of focus for the Takeda organization using their respective guiding documents, the Group Internal Audit Charter and Global Policy on EHS. GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS 662020 Sustainability Report

Governing our sustainability efforts Just as we do with our business activities, we aim to create as many positive impacts as possible in our sustainability efforts. This requires a disciplined approach in choosing which initiatives to take on and making sure they are carried out effectively. There are four steps in our sustainability governance process: DECISION-MAKING Important sustainability-related matters receive consideration from Takeda’s top leadership. Typically, these matters are elevated to Takeda’s Business Review Committee (BRC), the Takeda Executive Team (TET) or the Board of Directors. DUE DILIGENCE Sustainability is an important factor in our business decisions. For example, we identify any impacts, or potential impacts, that our business activities might have on society and the environment. Relevant divisions lead efforts to take appropriate measures to manage these impacts and to sustain corporate value. IMPLEMENTATION Material issues are shared with the Takeda Sustainability Network, consisting of a cross-functional team of leaders throughout the company who work to make progress toward our goals. DISCLOSURE A dedicated team within Takeda’s Corporate Affairs function helps communicate sustainability- related information, referencing the United Nations Global Compact (UNGC) Advanced Level criteria, Global Reporting Initiative (GRI) Standards, the International Integrated Reporting Council (IIRC), Sustainable Accounting Standards Board (SASB) guidelines and others. GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Director compensation To be best-in-class, we must attract diverse and highly skilled business leaders to serve on our Board of Directors. Compensation for our directors must be competitive on a global basis. The Compensation Committee, comprised of external directors, advises the Board of Directors on pay practices for the Board of Directors, including internal directors and defines the President and CEO compensation. Compensation for external directors and those who serve on the Audit and Supervisory Committee consists of base compensation, which is paid in a fixed amount, and stock compensation. Equity pay is designed to strengthen the links between compensation, company performance and share price, and to reinforce the commitment to increasing corporate value in the mid- and long-term. 3 4 2 1 Learn More See Executive Compensation structure and philosophy 672020 Sustainability Report

Crisis management is a critical part of our corporate governance, enabling us to keep operating in times of crisis. Our Group Global Crisis Management Policy lays out basic policies, rules and standards for crisis management. The Policy supports the systems and operations we have in place to respond to a crisis swiftly and effectively, and minimize any potential harm to our people, Takeda’s finances or the world around us. As with risk management (see “Risk Management” section), our businesses and functions are responsible for establishing their own crisis management systems, introducing preventive measures and taking appropriate action if a crisis occurs. In the event of a crisis calling for companywide action, a Global Crisis Management Committee (GCMC), chaired by our President and CEO, will coordinate the response. For example, in January 2020, we activated a GCMC to help govern our response and efforts to the COVID-19 pandemic. Crisis Management Takeda’s operations incur a significant amount of business tax in a number of forms, including corporate income taxes, customer duties, excise taxes, property taxes, stamp duties and employment taxes, such as those for public benefit and retirement plans. We also collect and pay employee taxes and indirect taxes such value-added tax. The taxes we collect and pay are part of our contribution to local economies and their well-being. We’re committed to compliance with prevailing tax laws where we do business and building transparent, professional and constructive relationships with tax authorities. We support increasing public trust and transparency in national and international tax regimes. To comply with applicable disclosure regulations and to support our transparent approach to taxation, we’ve published “Takeda’s Position on Taxation” on our corporate website. This document explains our approach to the following: • Governance, risk management and compliance • Transfer pricing policies • Tax strategy • Interactions with tax authorities • Current framework of international taxation • Level of tax risk we are prepared to accept Taxation GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Learn More Our position on taxation 682020 Sustainability Report

GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS

# Quality Management

Quality, in the decisions we make and the medicines we produce, is the foundation for executing our vision, purpose and values.

At Takeda, the Global Quality organization covers all end-to-end aspects of the Takeda business, from R&D through Manufacturing, Distribution and Commercial. It also includes oversight of BioLife for plasma collection and our Vaccines business. Takeda's Global Quality organization continually reinforces and supports the need for all quality decisions to align with our values. Takeda's focus on quality also helps keep innovation, continuous improvement, knowledge and best practice sharing as key components in the Takeda culture.

## Quality governance

Global Quality at Takeda is built on three pillars: Science, System and People, and is fully aligned with Takeda's functions and business partners. The Quality organization is led by the Global Quality Officer, who reports to the president and CEO. The Global Quality Council provides oversight on global performance, trends and opportunities. Takeda has created a standard structure for the Quality organizations in our manufacturing sites. That way, functions, roles and responsibilities stay consistent throughout the organization.

Any Quality or Good Management Practice (GMP) compliance incident that might affect distributed products is sent to Takeda Senior Management by the global Quality Incident Management team. Quality incidents are quickly evaluated, and any necessary regulatory reporting or market actions are taken. In keeping with our "as local as possible, as global as needed" approach, we've established local Quality Councils, which provide oversight, monitor quality and compliance, and communicate with senior management.

Quality Councils help information flow between regional/operating unit councils and Global Quality Councils, so issues get resolved at the lowest possible level and trends are more easily noticed and addressed.

## Quality strategy

Quality decisions at Takeda are always taken in alignment with our company values, with a focus on the priorities of putting the Patient first, building Trust with society, reinforcing our Reputation and supporting our Business. Quality decisions are taken transparently and in alignment with our approach to partner with all global health authorities as we maintain our favorable regulatory profile.

Global Quality has made significant progress on its Quality Roadmap in support of Takeda's vision. The roadmap is reviewed annually and updated as needed to make sure it reflects advancements in the regulatory and pharmaceutical environment and the company strategy. In the past year, we've made significant progress in laboratory transformation, supplier quality management, quality incident management and defining and clarifying global versus local strategies, all while working to maintain a positive regulatory profile and delivering innovative products to our patients.

## Quality Roadmap

| | Foundational & continued global transformation | Proactive | Competitive advantage |
|---|---|---|---|
| **Science** | Established & understood | Enabled | Forefront |
| **Systems** | Data collected & understood | Date reliable & integrated | Data driven, predictive |
| **People** | Development & behaviors | Flexibility & culture | Talent chooses Quality |

2020 Sustainability Report 69

Our clinical studies are designed to protect the safety and well-being of our patients and the integrity of our clinical trial data. Integration progress We completed the significant task of combining our well-performing Quality Management Systems (QMS) into one harmonized system. At the same time, we designed our Global Quality organization with the combined new business in mind. Now, all our global standards and procedures are covered in a single Quality Policy that provides clarity and compliance and meets current industry expectations. During integration, we used AGILE, a Global Manufacturing and Supply and Global Quality (GMSGQ) program specifically driving Lab & Operational Excellence, to standardize our processes and programs. We are continuing the program within the entire GMSGQ network of Takeda sites as a part of Agile 4.0. By applying Lean tools, our labs have become more efficient, and our lab analysts are more engaged and empowered to make decisions. We also harmonized a system of key metrics and planned the beginning of key Quality IT systems. Electronic (IT) Quality systems remain a top priority. We focus on standardization, simplification and alignment with industry best practices in order to speed up systems integration, manage costs and complexity, and lay a foundation for advanced analytics. Planning is underway for our three key systems platforms. Product quality and safety Global Quality continually emphasizes consistency and excellence in our quality decisions throughout the company. We use best practices for research, development and safety evaluation throughout the entire product life cycle. This focus enables Takeda to develop innovative, safe and effective medicines. Global Quality partners with R&D to ensure compliance with governing laws and regulations, as well as with our own internal rules and standards. In research and nonclinical studies, we require high data integrity standards. Our clinical studies, regardless of the phase or market where they are conducted, are designed to protect the safety and well-being of our patients and the integrity of our clinical trial data. We make sure that our studies are conducted in accordance with scientifically sound protocols and that data are collected, analyzed and reported in a transparent and responsible manner. As our products reach the production and distribution stage, standards are just as high. All investigational medicinal products and pharmaceutical products are produced and controlled in accordance with current GMP. The integrity and security of our products are protected by our compliance with Good Distribution Practice. Once products are released, we continue to ensure quality by collecting important information from clinical investigators and the market. In this way, GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS 702020 Sustainability Report

we work to detect potential quality issues at an early stage and build continuous improvement into our quality processes. We monitor the safety of all Takeda products, continuously collecting safety information in the development phase of new medicines and throughout the time they are marketed. We use this information to detect any signs of safety problems. If we find a potential problem, we promptly notify health authorities, health care providers and companies marketing our products. We also provide information on appropriate product use. Regulatory engagement We work to maintain and strengthen relationships with regulatory bodies. For example, we’re active participants in a number of industry trade groups such as International Society for Pharmaceutical Engineering (ISPE), Parenteral Drug Association (PDA), Global Pharmaceutical Manufacturing Leadership Forum (GPMLF) and Pharmaceutical Research and Manufacturers of America (PhRMA). This involvement includes active contributions to working teams and proposals for improving overall current good manufacturing practices (cGMPs). In addition, we participate in external conferences where global regulators, including the U.S. Food and Drug Administration (FDA), Brazilian Health Regulatory Agency (ANVISA) and European Medicines Agency (EMA), routinely present, and engage as applicable. Additionally, Takeda is recognized as a global leader in virology; our Global Quality Pathogen Safety team routinely works with global regulatory and medical groups in addressing pathogen safety and active approaches to addressing emerging viral agents. Product anticounterfeiting measures Counterfeit, falsified and other illegally traded medicines present significant threats to consumers and patients around the globe. With the growing trend of illegal operations targeting medicines used to treat and prevent complex diseases, the industry faces increasing challenges to safeguard patient health and its products. Takeda is taking a holistic, risk-based approach to identify and lessen the risks of falsified, illegal and other types of suspect products to keep our patients safe. A dedicated Global Product Protection team uses a strategic approach by collaborating with internal functions and external agencies to carry out this mission. We partner actively with international and local law enforcement, regulatory agencies, other pharmaceutical companies and industry organizations to combat counterfeiting and illegal trading, while also educating patients, supply chain partners and customers on the dangers associated with these activities. Through partnerships such as IFPMA “Fight the Fakes” Campaign and Alliance for Safe Online Pharmacies (ASOP), we contribute to grassroots education for patients. GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Learn More Our Position on Counterfeit, Falsified and Illegal Trading of Health Care Products 712020 Sustainability Report

Takeda works with approximately 60,000 suppliers around the world for the materials and services we need to produce and distribute our products. Managing these supplier relationships and the flow of goods and services through our value chain is critical to the sustainability, quality and safety of our medicines — and the well-being of our patients — by ensuring continuity of supply. Procurement Center of Excellence (PCoE) Takeda’s Ethical Sourcing and Supplier Risk Management efforts are based on our values of Takeda-ism and Patient-Trust-Reputation-Business. This work is led by Takeda’s PCoE, which has three primary areas: 1. Ethical Sourcing and Supplier Risk Management 2. Supplier Diversity 3. Supplier Performance and Innovation (SP&I) In addition to these focus areas, the PCoE has created two teams, Data Analytics and Program Management, which facilitate continuous improvement and increase procurement capabilities and knowledge in these critical areas. Ethical Sourcing and Supplier Risk Management In FY2019, the Ethical Sourcing and Supplier Risk Management program dedicated itself to educating all Takeda colleagues about the program established for the evaluation of suppliers and other third parties. After the acquisition of Shire, we had to evaluate almost 50% of our supply chain to get every supplier in accordance with the same set of standards and expectations. In addition, almost 50% of Takeda’s employees are still learning about the process and how the integrated, holistic approach was born out of Takeda’s strong values. To make sure these values continued to be part of our end-to-end operations, we established similar KPIs for FY2019, although adjusted to accommodate for the number of integration-related activities that were taking place throughout the supply chain. Each cluster agreed to, and is held accountable for, sustainable procurement goals that include: • Acknowledgement of Supplier Code of Conduct by key and strategic suppliers. • Completion of standard due diligence for key and strategic suppliers. • Onsite sustainable procurement audits of suppliers. • Engagement with suppliers via the EcoVadis platform. • Spend targets with small and diverse suppliers. Supply Chain Takeda works with approximately 60,000 suppliers around the world. GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS 722020 Sustainability Report

Takeda Supplier Code of Conduct (SCoC) and industry collaboration Takeda’s SCoC covers areas that include the environment, human rights, labor practices, safe work, data privacy, anti-corruption, business practices, animal welfare and management systems. The SCoC has been translated into 26 languages and integrated into sourcing projects. Our supplier code is consistent with the Pharmaceutical Supply Chain Initiative (PSCI) Principles, a set of industry supplier standards and expectations established and used by more than 40 member companies of the PSCI. The PSCI is committed to promoting responsible supply chain practices through both supplier audits and supplier capability-building conferences and webinar training sessions. In FY2019, Takeda, along with other member companies, organized PSCI Supplier Conferences in China and India. In addition, PSCI organized multiple webinars for supplier development, including a Modern Slavery webinar that Takeda played a key role in developing. In addition to PSCI, Takeda joined the Pharmaceutical Environmental Group (PEG) and became involved in the Engagement Group and Climate Group to establish standards in greenhouse gas reduction efforts. Supplier due diligence and partnerships As a crucial initiative for delivering high-quality pharmaceuticals to patients, Takeda added six steps to the sourcing process to assess supplier risks from a holistic perspective, including sustainability and business continuity risks. The standard diligence process evaluates whether there are potential risks in the areas of animal welfare, EHS, labor and human rights, financial health, corruption and bribery, data privacy and information security. While this is not a comprehensive list of the risks Takeda screens for, it provides an overview of the type of information business stake- holders can expect to receive to make well-informed decisions when it comes to supplier selection. If specific risks are identified during standard diligence, Takeda conducts enhanced diligence, with experts from across the company as well as external resources, as required. In FY2019, Takeda conducted due diligence across 2,183 suppliers. We also partnered with Takeda Business Services to design a more efficient and effective process for supplier registration and qualification, better ensuring the completion of due diligence and flagging of potential risks known as Integrated Due Diligence. TAKEDA’S 2020 PARTNER VALUE SUMMIT 3 supply chain sustainability workshops held on topics such as renewable energy and challenges associated with Scope 3. Finalized agreement to work on pilot projects to further sustainability goals for both suppliers and Takeda. 544 representatives from 163 suppliers participated. Scope 3 Carbon Emission Reduction Efforts In FY2019, we committed to becoming completely carbon neutral by 2040, including a 50% reduction in Scope 3 emissions. (See more on page 52). This commitment will require comprehensive and long-term partnerships with our suppliers. Scope 3 emissions represent nearly 90% of our total carbon emissions across our value chain. That’s why engaging with our suppliers to reduce supply chain carbon emissions is so critical. As we begin to work toward our new goal, we plan to conduct annual Scope 3 reporting projects to measure progress and engage suppliers to commit to GHG reduction activities. For FY2020, we focused on engaging the top 35 suppliers responsible for Takeda’s highest Scope 3 GHG emissions by launching pilots, and by hosting sessions on sustainability and our 2020 Partner Value Summit. GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS 732020 Sustainability Report

GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS

We have also furthered the use of EcoVadis, a digital supplier-sustainability assessment and scorecard system, to help monitor the sustainability performance of strategic, high-risk or other types of suppliers. The platform enables us to monitor KPIs for suppliers as a basis for supplier engagement and improvement. In 2019, Takeda improved our use of the platform and gained access to an additional 123 EcoVadis scorecards. We see an opportunity to further advance supplier performance by increasing their ability to manage their own supply chain impacts.

When we identify supplier sustainability risks related to Takeda's Supplier Code of Conduct principles, or if a supplier receives a low score from EcoVadis, we begin a program of onsite labor, ethical, EHS and management system assessments based on PSCI protocols using third-party audit companies. In FY2019, Takeda conducted onsite assessments at 19 suppliers in six countries. These assessments result in corrective action plans (CAPs) to improve a supplier's sustainability performance that are periodically reviewed by Takeda and the supplier. Since starting the supplier PSCI sustainability audit program in 2016, we have achieved a 33% CAP closure rate of all initial supplier audits, excluding any follow-up assessments.

## Ethical Sourcing and Supplier Risk Management

Ethical Sourcing and Supplier Risk Management help make sure that Takeda's suppliers conduct business in line with our expectations, avoid exposing the business to any unnecessary risk and support the delivery of value beyond cost.

1. **Value & Expectations** >
2. **Supplier Risk & Qualification** >
3. **Post Contract Monitoring** >
4. **Continuous Improvement & Development** >

**Takeda Supplier Code of Conduct**

- Adherence to applicable laws
- Regulations & Supplier Code
- Business practices
- Animal welfare
- Data privacy
- Human rights
- Labor & employment practices
- Health & safety
- Environment

**Supplier Risks**

- Financial
- Operational
- Continuity
- Strategic
- Data privacy
- Social, ethical & environmental

Supplier Location + Spend + Sector

ecovadis

PSCI

**Measuring Supplier Sustainability Performance & Risk**

**Capacity Building**

2020 Sustainability Report 74

Human rights Much of our supply chain resides in emerging markets where worker protections are often not very robust. Respecting human rights, including the rights of workers, is one of our greatest responsibilities, given our scale and potential influence. Our Supplier Code of Conduct outlines our commitment and expectations for suppliers on modern slavery practices, including child labor, forced and bonded labor, and human trafficking. We also strengthened our Supply Chain Human Rights and Labor initiatives through various policies and position statements: • Conflict Mineral Statement • California Transparency in the Supply Chain Act • An annual statement in accordance with the United Kingdom’s Modern Slavery Act of 2015 In addition, suppliers with certain spend thresholds go through standard due diligence and enhanced due diligence during onboarding, which includes human rights and labor assessments. In FY2019, we led a working group within PSCI and developed a webinar to bring more awareness around modern slavery and share industry best practices. We’re also focusing on management team development with several members participating in Social Accountability Auditor training. Recognizing our role as a good corporate citizen, we constantly seek to make contributions that benefit society and use our shared knowledge to find better solutions for patients. Part of this commitment is to support and uphold internationally recognized human rights throughout our operations, supply chains and within the communities where we operate. A team is currently working on enhancing our approach to human rights, including understanding and responding to emerging human rights and issues, and protecting vulnerable groups. In 2019, Takeda gained access to an additional 123 EcoVadis scorecards for better monitoring KPIs for suppliers and engaging them meaningfully. GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS 752020 Sustainability Report

Supplier diversity As a global company, we source materials from around the world. We use the power of our spend to expand the diversity and inclusion of our suppliers in a number of ways. For example, our Procurement Policy calls for including at least one small or diverse supplier in each request for proposal and requires our prime suppliers to provide second-tier reporting. In 2019, we updated our internal training courses to explain what supplier diversity means to Takeda and provided internal updates and stories about our supplier diversity program that highlight these suppliers to our employees. In the U.S., we continue to work toward a goal to increase our spend with small and diverse businesses. In FY2019, with the combined spend of legacy Shire, we achieved $354 million in spend with small businesses and $574 million with all diverse businesses (small and large). To identify small and diverse suppliers that meet our needs, representatives from our Supplier Diversity Program and Procurement leaders participate in a variety of advocacy events. We also joined WEConnect International to continue growing our supplier diversity program internationally. One barrier to increasing business with small and diverse suppliers is suppliers’ lack of knowledge about our needs and the task of supplying a large, global company. We introduced several initiatives in FY2019 to address this by: • Hosting a Supplier Diversity Day in collaboration with Diversity Alliance for Science at our facility in Bannockburn, Illinois, U.S. • Mentoring four small or diverse businesses as part of a supplier diversity mentorship program with Procurement and internal Takeda stakeholder participation. • Providing one-on-one training or other resources for our small or diverse businesses, to assist them in navigating our supplier requirements and finding additional opportunities within Takeda. • Organizing one-on-one meetings for small or diverse business with our procurement leads and business stakeholders to showcase their products or services. Supplier performance and innovation The SP&I team facilitates supplier segmentation for areas of the business through a framework that, among other factors, includes risk and a sustainability rating as of FY2019. SP&I uses a supplier scorecard with objective data to measure and leverage supplier capabilities. This scorecard includes a KPI that tracks social and environmental risk and performance. The SP&I team also works with suppliers to identify external sources of innovation, remediate performance issues and provide continuous improvement opportunities. As we enhance our supply chain sustainability efforts, we expect to further develop our supplier relationship management efforts as well. GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS 762020 Sustainability Report

GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS

## Ethical sourcing and supplier risk management KPIs

| | 2017 | | 2018 | | 2019 | |
|---|---|---|---|---|---|---|
| **Program KPI** | **Target** | **Achievement** | **Target** | **Achievement** | **Target** | **Achievement** |
| Number of supplier codes of conduct<br><br>Acknowledgement obtained from top spend, strategic and preferred suppliers | Add 50 | 92 | Add 50 | 89 | Add 70 | 78 |
| Number of PSCI sustainability audits conducted | 40 | 40 | 40 | 47 (including 2 EHS supplier onsite assessments) | 40 | 19[1] |
| Number of EcoVadis CSR & sustainability scorecards obtained | Add 100 | 131 | Add 125 | 233 | 120 | 123 |

[1] Over half of the supplier audits scheduled for FY2019 were cancelled due to the COVID-19 pandemic.

| | 2017 | | 2018 | | 2019 | |
|---|---|---|---|---|---|---|
| **Supplier diversity spend** | **Target** | **Achievement** | **Target** | **Achievement** | **Target** | **Achievement** |
| Supplier diversity spend (small business) | $131 million | $234 million | $161 million | $179 million | $275 million | $354 million |
| Supplier diversity spend (all diverse categories, including small and large business) | $190 million | $187 million | $190 million | $231 million | No official target | $486 million |

2020 Sustainability Report 77

A range of medical ethics issues can arise during the course of research and development into new medicines, from the use of human tissue in research to providing protections for vulnerable populations. We’ve developed policies and procedures that reflect our commitment to protect patients in our studies and to adhere to the highest ethical standards in our research and development activities. Medical research depends on the availability of human-derived specimens, such as blood, tissue, cells and other substances to predict the safety and efficacy of new medicines. In line with our values and ethical standards, we’re particularly careful with regard to how these specimens are collected and used. Our Research Ethics Review Committee in Japan handles issues associated with human-derived specimens and confirms specimens are used in line with the Declaration of Helsinki, a statement of ethical principles for medical research involving human subjects developed by the World Medical Association. Ethical sales and marketing Putting the interests of the patient first extends to commercial activities. We don’t exert influence over, or provide rewards for, the prescription, use, administration, purchase or recommendation of Takeda products. We don’t promise, offer or provide any money, gifts, services, hospitality or other items of value as an inducement for using our products. To underscore this position, we’ve established various global policies, including the Global Policy on Interactions with Health Care Professionals and Health Care Entities, the Global Policy on Interactions with Patients and Patient Organizations, the Global Policy on Interactions with Government Officials and Government Entities, and the Global Anti-Corruption Policy. Our activities are conducted in compliance with relevant laws of each country, the International Federation of Pharmaceutical Manufacturers & Associations (IFPMA) Code of Practice and codes of practice established by local industry associations. We strive to provide medical information in an accurate, fair and balanced way through appropriate channels, and we review our promotional materials based on internal and external guidelines. These reviews may involve independent organizations, and regular monitoring also takes place. Separate Standard Operating Procedures (SOPs) govern reviews and monitoring. Training and education is an important part of our ethics and compliance program. New employees receive ethics and compliance training, which includes our Global Code of Conduct, Anti-Corruption policy, and other policies and SOPs relevant to an employee’s position. Anticounterfeiting measures: partnerships for remediation and education The sale of counterfeit drugs is a growing problem, and one that poses a significant threat to consumers and patients around the globe. Our Global Product Protection (GPP) team is committed to protecting patients by securing the supply chain and taking measures to combat illegal activity. We partner with international and local law enforcement, regulatory agencies, other pharmaceutical companies and industry organizations to combat counterfeiting and illegal trading, while also educating patients, supply chain partners and customers on the dangers associated with these activities. Through partnerships with such groups as the IFPMA “Fight the Fakes” Campaign and Alliance for Safe Online Pharmacies (ASOP Global), we contribute to efforts that educate patients on this growing concern. We set high security standards and requirements for supply chain partners worldwide and perform due diligence and audit against these requirements. We’ve also developed innovative anticounterfeiting solutions for products and packaging to deter and detect counterfeiting, theft, diversion and tampering. Medical Ethics We partner with several groups such as the IFPMA “Fight the Fakes” Campaign and Alliance for Safe Online Pharmacies (ASOP Global) to educate patients on counterfeiting. GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS 782020 Sustainability Report

As the frontiers of research extend into new areas, such as research on the human genome, gene analysis and stem cell research, additional ethical concerns may arise. We continually review our ethical guidelines to keep pace. Our Takeda Shonan (TSHO) Research ethics review committee makes sure we conduct our R&D activities with the highest standards of ethics and integrity. We work to stay ahead of emerging trends related to ethics and compliance in R&D by actively participating in pharmaceutical industry associations such as PhRMA and the International Federation of Pharmaceutical Manufacturers & Associations (IFPMA) programs. Biotechnology position In 2019, we expanded the scope of our Stem Cell Research Position into a Biotechnology Position that encompasses the research use of novel technologies, including pluripotent stem cells, genetically modified organisms (GMOs) and gene therapies. Animal research In many cases, animal studies are essential to determine the therapeutic relevance of novel treatments for a multitude of human diseases. Every proposal for the use of animals in research is thoroughly evaluated and approved by the site Institutional Animal Care and Use Committee. We are committed to the “3R’s” of animal research and actively pursue their promotion: • Refining research procedures to avoid or minimize pain or distress. • Reducing the number of animals used in any study conducted to the minimum necessary for valid results. • Replacing the need for animal research through non-animal research methods. Animal testing activities are approved by a company committee comprising internal and external experts and overseen by the Institutional Animal Care and Use Committee (IACUC). Additionally, all Takeda R&D facilities that conduct animal research are accredited by the Association for Assessment and Accreditation of Laboratory Animal Care International (AAALAC), a private, nonprofit organization that promotes the humane treatment of animals in science through voluntary programs, and the adoption of recognized best practices by accredited organizations. Bioethics GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS 792020 Sustainability Report

Clinical research We also apply our values and ethical standards to the design and conduct of clinical trials, informed consent processes and stewardship of participant data. Clinical trials are designed to contribute to the well-being of research participants and patients, and to help build knowledge. We conduct trials in compliance with legal and regulatory requirements, consistent with the Declaration of Helsinki 2013; the Good Clinical Practice (GCP) Standard of the International Conference on Harmonization (ICH); European Federation of Pharmaceutical Industries and Associations (EFPIA)/Pharmaceutical Research and Manufacturers of America (PhRMA) Principles, developed by the European Federation of Pharmaceutical Industries, and Associations and Pharmaceutical Research and Manufacturers of America, as well as other applicable international principles and standards. We take care to protect the rights of all participants in our clinical studies, paying particular attention to vulnerable populations, such as participants in developing and emerging countries, trial participants who are socially underprivileged and other cases requiring special attention. We provide participants with a thorough explanation of expected benefits and potential side effects and follow an informed- consent process that supports participants’ ability to choose to participate in the trial. Processes are designed to help ensure the well-being of research participants and to respect patient privacy and confidential information. In accordance with Takeda’s global standards, a clinical study will not be initiated or substantially amended until an approval/positive opinion is obtained from a GCP-compliant Independent Ethics Committee (IEC) / Institutional Review Board (IRB) and from the appropriate authorities as required by regulations. We believe our obligation to meet ethical standards goes beyond compliance with laws and regulations. Our values of Takeda-ism, brought to life through actions based on Patient-Trust-Reputation-Business, represent who we are and how we act, helping us make ethical decisions today, and in the future. To promote ethical behavior and provide guidance to our employees, the Takeda Global Code of Conduct is available in multiple languages and lays out a core set of principles for conducting business at Takeda. Promoting ethics and compliance across Takeda’s operations is the responsibility of the Chief Ethics and Compliance Officer and the Risk, Ethics and Compliance Committee. They help ensure a coordinated, companywide approach on ethics and compliance matters. Takeda group companies execute and reinforce their ethics and compliance programs in line with the Takeda Global Code of Conduct and applicable global policies. These policies are approved by the Business Review Committee (BRC). Takeda aims to maintain the highest level of corporate ethics. The Takeda Ethics Line, where employees can ask a question or voice a concern, is available online and by phone to all employees around the world, 24 hours a day. In the first six Ethics and Compliance months of FY2020, we received 119 calls and web entries through the Takeda Ethics Line. Takeda has a policy of nonretaliation for any employee who raises a concern in good faith. GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Learn More On Ethics and Compliance • Code of Conduct • Takeda Ethics Line 802020 Sustainability Report

Risk management is an important pillar of our corporate governance and culture. It helps protect the company’s reputation and operating environment while supporting Takeda’s long-term strategy for growth and success. We view risk management as the responsibility of the Board of Directors, TET, business units, business functions, local operating companies, and employees and business partners. Our Global Risk Management Policy uses a common set of principles to manage risk. The Policy covers the following areas, each supported by a relevant Standard Operating Procedure (SOP): • Enterprise Risk Management (ERM) • Business Continuity Management (BCM) • IT Disaster Recovery (ITDR) Our ERM program uses a consistent set of risk-related methods, tools and approaches to support the business. We look at the likelihood and impact of possible risks, along with the effectiveness of our mitigating actions to reduce those risks over a period in line with our Mid-Range Planning. Principal enterprise risks are presented to the Risk, Ethics and Compliance Committee, and Board of Directors on an annual basis. Risk management is embedded in the business, and each relevant area is responsible for managing their key risks. Typical risk mitigation strategies may include, but are not limited to, business continuity planning, crisis planning, process redesign, management and technology implementation, monitoring, communications, training and third- party engagement. Risks in our industry may include R&D exposure, legal and regulatory compliance, intellectual property rights, patent expirations and adverse events. They may also include industry reforms, impacts associated with changing government policies, mergers and acquisitions (M&A) and integration-related issues, supply continuity, environmental compliance, competition litigation, geopolitical events, cybersecurity, and natural or man-made disasters. Risk Management Takeda views risk management as the responsibility of our Board of Directors, the Takeda Executive Team, business units, business functions, local operating companies, and employees and business partners. GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS 812020 Sustainability Report

Anti-corruption Takeda is committed to operating with integrity. Our Global Anti-Corruption Policy prohibits Takeda from conducting, through third-party intermediaries, activities that Takeda is prohibited from conducting itself. Takeda must assess every third-party intermediary to identify and address issues that pose any potential risks for Takeda. We conduct regular audits to assess instances of bribery and corruption and have implemented an ongoing monitoring program that samples and evaluates high-risk transactions against governing policy and procedure control documents. Takeda executes root cause analysis against monitoring nonadherence and develops remediation plans to drive continuous improvement. Centralized EHS auditing Audits are an important way to make sure our EHS management systems are effective. A central EHS audit function leads the program, which includes management systems and compliance audits. The program utilizes independent external local auditors who are experts in national and regional regulations for the EHS regulatory compliance audits when needed. Through Corporate EHS Management System Assurance Programs including audits, Takeda assures compliance to our obligations including Takeda management’s expectations, our standards and operating procedures, as well as regulatory requirements. Based on audit results, site leadership develops Corrective and Preventive Action (CAPA) plans, which are approved by Corporate EHS audit and EHS Regional Heads. These CAPAs are tracked based on operational KPI expectations until closed. We also look at audit trends to see what we need to work on for the coming year and where we need to provide support. Audit results are reported to the Risk, Ethics and Compliance Committee of the Board of Directors. Audits are conducted based on the level of EHS risk and ISO certification requirements. Corporate EHS audits typically occur on a three-year cycle. EHS risk often depends on the type of operations, the complexity and size of the operation, past EHS performance and other factors. In 2019, we performed 24 EHS audits. THE POWER OF DATA AND DIGITAL In 2019, Takeda introduced a new EHS information management system, “beacon.” It allows us to consistently manage EHS events and provide data used to shape EHS programs focused on creating a safer, healthier and more environmentally conscious workplace. beacon also helps employees report EHS hazards and events, address risks, manage corrective actions and share information in a consistent way. This helps improve our EHS performance and prevent future incidents. beacon is currently available at many sites and will be available across all of Takeda by the end of FY2021. GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Learn More Our approach to anti-corruption 822020 Sustainability Report

Takeda’s Global CSR strengthens the ability of health systems to address today’s and tomorrow’s challenges by training health workers, strengthening supply chains, improving maternal, newborn and child health, and improving access to quality diagnosis and treatment for patients worldwide. Our goal: to build a better world with accessible health care for all, where prevention measures are exponentially advanced, health systems are strong and prepared for unexpected events, and people are freed from the burden of disease. Our signature Global CSR Program, now in its fifth year, is executed based on employee voting, with colleagues around the world choosing which innovative, high-impact activities receive our support. In 2019, the Global CSR Program introduced a public request for proposals system to expand our reach and offer greater opportunities for organizations across the world to engage. The Program partners with world-class organizations and nongovernmental organizations (NGOs) with proven track records of addressing global health problems in innovative, sustainable ways to prevent disease, train health workers, strengthen supply chains and improve access to quality diagnosis and treatment for patients worldwide. Our three- to 10-year funding commitments recognize that there are no quick fixes to entrenched health system and access challenges, and that lasting, sustainable impact takes time. Philanthropy (Global CSR) “ Because of Takeda, communities in Angola, Guinea and Togo are benefitting from stronger health systems — and children in Benin, Madagascar and Rwanda are getting the health care and nutrition they need in their critical early years.” Henrietta Fore Executive Director, UNICEF Our global CSR partners not only implement innovative, high-impact programs, but also collaborate with other organizations, people and government entities in developing and emerging countries. This extends to our network of partners and makes sure that those best positioned and with the most appropriate knowledge and relationships within individual communities are leading programs on the ground. Achieving Universal Health Coverage (UHC) for all (SDG 3, Target 3.8) is also an important priority, complementing the Japanese government’s pioneering leadership on UHC. Additionally, our work adheres to internationally recognized guidelines, such as the United Nations Global Compact’s Ten Principles. In addition, we actively engage in important annual gatherings, such as the World Economic Forum in Davos, Switzerland, and the United Nations General Assembly in New York City, where we connect with stakeholders across sectors to deepen our understanding of evolving civil society needs and entrenched challenges. Impact on the Ground In early 2020, several Takeda colleagues trekked through Myanmar as part of Takeda’s Employee Participation Program, which brings select employees to Global CSR Program sites in the developing world to help them understand global health challenges and the transformational impact of the programs they selected for Takeda to support. Employees saw firsthand how Takeda’s partnership with Save the Children is increasing maternal and infant patient access to quality health care by supporting health workers and exponentially enhancing community engagement across 110 villages. GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS 832020 Sustainability Report

Global CSR FY2019 Highlights At-A-Glance GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS 16 programs in 60+ countries 17 million beneficiaries anticipated between 2016 and 2025 ¥12.3 billion invested in 16 long-term commitments Nearly ~700,000 pregnant women and mothers, newborns, children and adolescents reached with quality health care, services and health education 16 multiyear partnerships with world-class partners Approximately 6,000 health workers trained, including qualified nurses, midwives and physician trainees, as well as community health workers and nutrition volunteers Millions of children immunized against measles 842020 Sustainability Report

Global CSR Partnerships In addition to our employee-driven selection process, we implement long-term, philanthropic public- private partnerships with renowned multilateral and academic institutions worldwide. Second phase of the Takeda Initiative In 2020, we launched the second phase of the Takeda Initiative, our 15-year partnership with The Global Fund to Fight AIDS, Tuberculosis and Malaria. The partnership focuses on improving maternal and child health by integrating quality HIV, TB and malaria services in antenatal and postnatal care in priority countries in Africa. With this recommitment, we became the first private sector company to support the Global Fund’s Sixth Replenishment. This builds on our commitment in 2019, as the first private sector organization, to invest ¥1 billion over five years. Ten years of the Reconstruction and Revitalization Program Takeda’s Reconstruction and Revitalization Program, which supports critical activities in the areas affected by the Great East Japan Earthquake of 2011, in collaboration with the Japan Non Profit Organization (NPO) Center, will observe its 10-year anniversary in 2021. The program bolsters the capacity of local NPOs to tackle the social issues associated with the recovery of disaster victims and the reestablishment of heavily impacted communities. “ What Takeda has done through their CSR and employees is send a signal that health for everybody in the world is a priority…. to come in at the levels that Takeda has, has really made it a global leader.” Vanessa Kerry Co-Founder & CEO, Seed Global Health Inaugural Takeda Chair in Global Child Health Appointed The London School of Hygiene and Tropical Medicine announced the appointment of Professor Debra Jackson, formerly of UNICEF, as the inaugural Takeda Chair in Global Child Health. The Chair, which is advancing the evidence base for child health and enables research innovations to inform better policies and health care practices, is the school’s first to be fully endowed by a company. © John Rae/Access to Health Fund GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS 852020 Sustainability Report

Partner Focus Area Budget Timeline Access to Health Fund To help build and improve community health centers and empower health staff from ethnic health organizations and ethnic community- based health organizations (EHOs/ECBHOs) in Myanmar’s Shan State to deliver quality health services, particularly for mothers and children. Myanmar ¥1.1 billion 5 years Bridges to Development To help eliminate or control five neglected tropical diseases in Papua New Guinea and Vanuatu, including lymphatic filariasis, yaws, leprosy, trachoma, scabies and soil- transmitted helminthiases. The program will also improve health worker capacity, access to care and treatment. Papua New Guinea & Vanuatu ¥681 million 3 years Global CSR Program Employees worldwide voted to select two new organizations as 2020 Global CSR Program partners. With these new partners, Takeda’s employee-driven Global CSR Program portfolio consists of 16 partnerships in more than 60 countries. GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Learn More Our Global CSR Program 2020 Global CSR Program Recipients 862020 Sustainability Report

GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS

## Global COVID-19 Response Efforts

In 2019, we launched several new partnerships with three global initiatives that align with the United Nations (UN) Secretary-General's appeal to support the UN COVID-19 Global Humanitarian Response Plan. These UN-led initiatives coordinate and collaborate across the pandemic life cycle to support efforts at the front lines of the novel coronavirus, as well as the critical work that prepares health systems to respond effectively to the coronavirus and other endemic health emergencies.

| Partner | Focus | Area | Budget | Timeline |
|---|---|---|---|---|
| United Nations World Food Programme | To make health systems more resilient and enhance their ability to absorb and respond to health shocks by improving existing supply chains.<br><br>First phase supports a 92-bed treatment and isolation center for humanitarian workers responding to COVID-19 and a supply chain control tower to allow WFP to monitor end-to-end humanitarian cargo movements in support of the World Health Organization and other humanitarian partners.<br><br>Second phase will focus on collaborating with public health stakeholders in four African countries to boost capacity, promote best practices in managing health supply chains, and introduce new tools and processes. | Africa | ¥1.5 billion | 5 years |
| United Nations Population Fund (UNFPA) | To support the continued delivery of life-saving maternal and newborn health services to at least 350,000 women and newborns, including 19,700 women facing life-threatening pregnancy complications during the COVID-19 pandemic. The project will prioritize regions and maternity units with the highest vulnerability to help make sure that frontline health care workers, most of whom are women, have access to essential medical supplies, including PPE, and that maternity units are providing quality maternal and newborn health services in a safe environment. | Benin, Guinea and Togo | ¥500 million | Pandemic Emergency |
| International Atomic Energy Agency (IAEA) | Provision of emergency assistance to national-designated laboratories for COVID-19 in IAEA member states in the form of diagnostic kits, equipment and technical training to help rapidly and accurately detect and identify the novel coronavirus that causes COVID-19. | Global | ¥500 million | Pandemic Emergency |

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Appendix 882020 Sustainability Report

APPENDIX

# United Nations Global Compact Advanced Level CoP Reference Table

| Criteria | Reference |
|---|---|
| **Taking Action in Support of Broader UN Goals and Issues** | |
| Criterion 1: The COP describes mainstreaming into corporate functions and business units | **INTRODUCTION**<br>CEO Message, Our Worldview, Corporate Philosophy<br><br>**GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Corporate Governance — Governing Our Sustainability Efforts |
| Criterion 2: The COP describes value chain implementation | **PLANET**<br>Climate Change, Climate Change Mitigation and Adaptation — Working with Suppliers<br><br>**GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Quality Management, Supply Chain, Medical Ethics |
| **Robust Human Rights Management Policies & Procedures** | |
| Criterion 3: The COP describes robust commitments, strategies or policies in the area of human rights | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain |
| Criterion 4: The COP describes effective management systems to integrate the human rights principles | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain |
| Criterion 5: The COP describes effective monitoring and evaluation mechanisms of human rights integration | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain |
| **Robust Labour Management Policies & Procedures** | |
| Criterion 6: The COP describes robust commitments, strategies or policies in the area of labour | **PEOPLE**<br>Employee Well-Being & Organizational Health — Health, Safety & Well-Being, Diversity, Equity & Inclusion<br><br>**GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain |
| Criterion 7: The COP describes effective management systems to integrate the labour principles | **PEOPLE**<br>Employee Well-Being & Organizational Health — Health, Safety & Well-Being<br><br>**GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain, Compliance |
| Criterion 8: The COP describes effective monitoring and evaluation mechanisms of labour principles integration | **PEOPLE**<br>Employee Well-Being & Organizational Health — Health, Safety & Well-Being<br><br>**GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain |

2020 Sustainability Report 89

APPENDIX United Nations Global Compact (continued) Criteria Reference Robust Environmental Management Policies & Procedures  Criterion 9: The COP describes robust commitments, strategies or policies in the area of environmental stewardship  PLANET Our Commitment to the Planet: Why It Matters, Climate Change GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Supply Chain Criterion 10: The COP describes effective management systems to integrate the environmental principles  PLANET Climate Change GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Supply Chain Criterion 11: The COP describes effective monitoring and evaluation mechanisms for environmental stewardship  PLANET 2019 Highlights At-A-Glance, Climate Change GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Supply Chain — Ethical Sourcing and Supplier Risk Management KPIs Robust Anti-Corruption Management Policies & Procedures Criterion 12: The COP describes robust commitments, strategies or policies in the area of anti-corruption  GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Supply Chain, Medical Ethics, Compliance Criterion 13: The COP describes effective management systems to integrate the anti-corruption principle  GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Supply Chain, Medical Ethics, Compliance Criterion 14: The COP describes effective monitoring and evaluation mechanisms for the integration of anti-corruption  GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Supply Chain, Medical Ethics, Compliance 902020 Sustainability Report

APPENDIX

## United Nations Global Compact (continued)

| Criteria | Reference |
|---|---|
| **Taking Action in Support of Broader UN Goals and Issues** | |
| Criterion 15: The COP describes core business contributions to UN goals and issues | **INTRODUCTION**<br>Corporate Philosophy<br><br>**PATIENTS**<br>Responsible Innovation: R&D to Address Unmet Medical Needs, Broadening Access, Affordability & Pricing, Strengthening Health Systems<br><br>**PEOPLE**<br>Health, Safety & Well-Being, Diversity, Equity & Inclusion<br><br>**PLANET**<br>Our Commitment to the Planet: Why It Matters, Climate Change — Climate Change Mitigation & Adaptation, Environmental Management, Natural Resource Conservation<br><br>**GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain, Compliance, Philanthropy (Global CSR) |
| Criterion 16: The COP describes strategic social investments and philanthropy | **PATIENTS**<br>Broadening Access<br><br>**GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Philanthropy (Global CSR) |
| Criterion 17: The COP describes advocacy and public policy engagement | **PATIENTS**<br>Broadening Access<br><br>**GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Philanthropy (Global CSR) |
| Criterion 18: The COP describes partnerships and collective action | **INTRODUCTION**<br>Strategic Stakeholder Engagement |
| **Corporate Sustainability Governance and Leadership** | |
| Criterion 19: The COP describes CEO commitment and leadership | **INTRODUCTION**<br>CEO Message |
| Criterion 20: The COP describes Board adoption and oversight | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Corporate Governance — Governing Our Sustainability Efforts |
| Criterion 21: The COP describes stakeholder engagement | **INTRODUCTION**<br>Materiality, Strategic Stakeholder Engagement<br><br>**GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Corporate Governance — Shareholder Engagement |

2020 Sustainability Report 91

APPENDIX

# GRI Standards Reference Table

| Disclosure Number | Description | 2019 Reference/Response |
|---|---|---|
| **GRI 102: General Disclosures** | | |
| **Organizational Profile** | | |
| 102-1 | Name of the organization | Takeda Pharmaceutical Company Limited |
| 102-2 | Activities, brands, products, and services | 2020 Annual Securities Report, pages 6-17 |
| 102-3 | Location of headquarters | Tokyo, Japan |
| 102-4 | Location of operations | 2020 Annual Securities Report, pages 8-10 |
| 102-5 | Ownership and legal form | 2020 Annual Securities Report, page 6 |
| 102-6 | Markets served | We have a presence in about 80 countries, with leading positions in Japan and the U.S. |
| 102-7 | Scale of the organization | 2020 Annual Securities Report, pages 2-11 |
| 102-8 | Information on employees and other workers | **PEOPLE**<br>2019 Highlights, Diversity, Equity & Inclusion |
| 102-9 | Supply chain | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain |
| 102-10 | Significant changes to the organization and its supply chain | 2020 Annual Securities Report, pages 12-17<br>**INTRODUCTION**<br>COVID-19 |
| 102-11 | Precautionary Principle or approach | Takeda does not follow the precautionary approach, but has a comprehensive risk management plan in place. |
| 102-12 | External initiatives | **INTRODUCTION**<br>ESG Disclosure & Transparency<br>**GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Philanthropy (Global CSR) |
| 102-13 | Membership of associations | We work with biopharmaceutical industry groups in many countries in which we operate, including, but not limited to, Campaign and Alliance for Safe Online Pharmacies (ASOP), European Federation of Pharmaceutical Industries and Associations (EFPIA), Global Pharmaceutical Manufacturing Leadership Forum (GPMLF), International Federation of Pharmaceutical Manufacturers & Associates (IFPMA), International Society for Pharmaceutical Engineering (ISPE), Japan Pharmaceutical Manufacturers Associations (JPMA), Parenteral Drug Association (PDA), Pharmaceutical Research and Manufacturers of America (PhRMA), and the Pharmaceutical Supply Chain Initiative (PSCI). |
| **Strategy** | | |
| 102-14 | Statement from senior decision-maker | **INTRODUCTION**<br>CEO Message |
| **Ethics and Integrity** | | |
| 102-16 | Values, principles, standards, and norms of behavior | **INTRODUCTION**<br>Purpose, Values, Vision and Imperatives<br>**GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Compliance — Ethics and Compliance<br>Global Code of Conduct |
| 102-17 | Mechanisms for advice and concerns about ethics | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Compliance — Ethics and Compliance<br>Global Code of Conduct |

2020 Sustainability Report 92

GRI Standards Reference Table (continued) Disclosure Number Description 2019 Reference/Response Governance 102-18 Governance structure GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Corporate Governance 102-19 Delegating authority GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Corporate Governance 102-21 Consulting stakeholders on economic, environmental, and social topics INTRODUCTION Materiality GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Corporate Governance — Shareholder Engagement 102-22 Composition of the highest governance body and its committees GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Corporate Governance Executive Leadership: https://www.takeda.com/who-we-are/ company-information/executive-leadership/ 102-23 Chair of the highest governance body GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Corporate Governance Board of Directors: https://www.takeda.com/who-we-are/ company-information/executive-leadership/ 102-24 Nominating and selecting the highest governance body GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Corporate Governance 102-25 Conflicts of interest GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Corporate Governance 102-26 Role of highest governance body in setting purpose, values, and strategy GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Corporate Governance 102-28 Evaluating the highest governance body’s performance GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Corporate Governance 102-29 Identifying and managing economic, environmental, and social impacts GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Corporate Governance 102-30 Effectiveness of risk management processes GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Corporate Governance 102-31 Review of economic, environmental, and social topics GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Corporate Governance — Governing our Sustainability Efforts 102-35 Remuneration policies GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Corporate Governance — Total Rewards and Compensation, External Compensation 102-36 Process for determining remuneration GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Corporate Governance — Total Rewards and Compensation, External Compensation 102-37 Stakeholders’ involvement in remuneration GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Corporate Governance Stakeholder Engagement 102-40 List of stakeholder groups INTRODUCTION Materiality, Strategic Stakeholder Engagement 102-41 Collective bargaining agreements 2020 Annual Securities Report, page 11 102-42 Identifying and selecting stakeholders INTRODUCTION Materiality, Strategic Stakeholder Engagement 102-43 Approach to stakeholder engagement INTRODUCTION Materiality, Strategic Stakeholder Engagement 102-44 Key topics and concerns raised INTRODUCTION Materiality APPENDIX 932020 Sustainability Report

APPENDIX

## GRI Standards Reference Table (continued)

| Disclosure Number | Description | 2019 Reference/Response |
|---|---|---|
| **Reporting Practice** | | |
| 102-45 | Entities included in the consolidated financial statements | 2020 Annual Securities Report, pages 8-10 |
| 102-46 | Defining report content and topic Boundaries | **INTRODUCTION**<br>Materiality |
| 102-47 | List of material topics | **INTRODUCTION**<br>Materiality |
| 102-48 | Restatements of information | None |
| 102-49 | Changes in reporting | **INTRODUCTION**<br>Materiality |
| 102-50 | Reporting period | The reporting period covers Fiscal 2019 (April 1, 2019 to March 31, 2020). Some Fiscal 2020 activities are included. |
| 102-51 | Date of most recent report | December 2019 |
| 102-52 | Reporting cycle | Annual |
| 102-53 | Contact point for questions regarding the report | sustainablevalue@takeda.com |
| 102-54 | Claims of reporting in accordance with the GRI Standards | This report has been prepared according to GRI Standards: Core Option. |
| 102-55 | GRI content index | Appendix, pages 92-98 |
| 102-56 | External assurance | Appendix, page 100 |
| **GRI 200: Economic** | | |
| **GRI 203: Indirect Economic Impacts** | | |
| 103-1 | Explanation of the material topic and its Boundary | **PATIENTS**<br>Broadening Access, Affordability & Pricing, Strengthening Health Systems |
| 103-2 | The management approach and its components | **PATIENTS**<br>Broadening Access, Affordability & Pricing, Strengthening Health Systems<br><br>Takeda's Position on Access to Medicines |
| 103-3 | Evaluation of the management approach | **PATIENTS**<br>2019 Highlights At-A-Glance, Broadening Access, Affordability & Pricing, Strengthening Health Systems |
| 203-1 | Infrastructure investments and services supported | **PATIENTS**<br>Broadening Access, Affordability & Pricing, Strengthening Health Systems |
| 203-2 | Significant indirect economic impacts | **PATIENTS**<br>Broadening Access, Affordability & Pricing, Strengthening Health Systems |
| **GRI 205: Anti-corruption** | | |
| 103-1 | Explanation of the material topic and its Boundary | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Medical Ethics, Bioethics, Compliance, Risk Management<br><br>Global Code of Conduct |
| 103-2 | The management approach and its components | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Medical Ethics, Bioethics, Compliance, Risk Management<br><br>Global Code of Conduct |
| 103-3 | Evaluation of the management approach | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Medical Ethics, Bioethics, Compliance, Risk Management<br><br>Global Code of Conduct |
| 205-2 | Communication and training about anti-corruption policies and procedures | Training and education is an important part of our ethics and compliance program. Our standard ethics training covers the Global Code of Conduct and the Anti-Corruption policy. |

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APPENDIX

## GRI Standards Reference Table (continued)

| Disclosure Number | Description | 2019 Reference/Response |
|---|---|---|
| **GRI 300: Environmental** | | |
| **GRI 302: Energy** | | |
| 103-1 | Explanation of the material topic and its Boundary | **PLANET**<br>Climate Change, Environmental Management |
| 103-2 | The management approach and its components | **PLANET**<br>Climate Change, Environmental Management |
| 103-3 | Evaluation of the management approach | **PLANET**<br>2019 Highlights-At-A-Glance, Climate Change, Environmental Management |
| 302-1 | Energy consumption within the organization | CDP Climate Change 2020, Section 8.2a<br>**PLANET**<br>Environmental, Health and Safety |
| **GRI 305: Emissions** | | |
| 103-1 | Explanation of the material topic and its Boundary | **PLANET**<br>Climate Change<br>CDP Climate Change 2020 |
| 103-2 | The management approach and its components | **PLANET**<br>Climate Change — Takeda's Carbon-Reduction Goals<br>Takeda's Position on Climate Change<br>CDP Climate Change 2020 |
| 103-3 | Evaluation of the management approach | **PLANET**<br>Climate Change — 2019 Highlights At-A-Glance, Climate Change Mitigation & Adaptation<br>CDP Climate Change 2020 |
| 305-1 | Direct (Scope 1) GHG emissions | **PLANET**<br>Climate Change Mitigation & Adaptation — Carbon Emissions by Scope |
| 305-2 | Energy indirect (Scope 2) GHG emissions | **PLANET**<br>Climate Change Mitigation & Adaptation — Carbon Emissions by Scope |
| 305-3 | Other indirect (Scope 3) GHG emissions | **PLANET**<br>Climate Change Mitigation & Adaptation — Carbon Emissions by Scope |
| 305-5 | Reduction of GHG emissions | **PLANET**<br>Climate Change Mitigation & Adaptation — Carbon Emissions by Scope |
| **GRI 306: Waste** | | |
| 103-1 | Explanation of the material topic and its Boundary | **PLANET**<br>Natural Resource Conservation — Waste |
| 103-2 | The management approach and its components | **PLANET**<br>Natural Resource Conservation — Waste |
| 103-3 | Evaluation of the management approach | **PLANET**<br>Natural Resource Conservation — Waste |
| 306-1 | Waste generation and significant waste-related impacts | **PLANET**<br>Natural Resource Conservation — Waste |
| 306-2 | Management of significant waste-related impacts | **PLANET**<br>Natural Resource Conservation — Waste |
| 306-3 | Waste generated | **PLANET**<br>Natural Resource Conservation — Waste |
| 306-4 | Waste diverted from disposal | **PLANET**<br>Natural Resource Conservation — Waste |
| **GRI 400: Social** | | |
| **GRI 401: Employment** | | |
| 103-1 | Explanation of the material topic and its Boundary | **PEOPLE**<br>Our Commitment to People: Why it Matters |
| 103-2 | The management approach and its components | **PEOPLE**<br>Engagement & Lifelong Learning, Talent Management |
| 103-3 | Evaluation of the management approach | **PEOPLE**<br>2019 Highlights |
| 401-1 | New employee hires and employee turnover | **PEOPLE**<br>2019 Highlights |

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APPENDIX

## GRI Standards Reference Table (continued)

| Disclosure Number | Description | 2019 Reference/Response |
|---|---|---|
| **GRI 403: Occupational Health and Safety** | | |
| 103-1 | Explanation of the material topic and its Boundary | **PEOPLE**<br>Our Commitment to People: Why it Matters, Health, Safety & Well-Being |
| 103-2 | The management approach and its components | **PEOPLE**<br>Our Commitment to People: Why it Matters, Health, Safety & Well-Being |
| 103-3 | Evaluation of the management approach | **PEOPLE**<br>Our Commitment to People: Why it Matters, Health, Safety & Well-Being |
| 403-1 | Occupational health and safety management system | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Risk Management — Centralized EHS Auditing |
| 403-2 | Hazard identification, risk assessment, and incident investigation | **PEOPLE**<br>Health, Safety & Well-Being |
| 403-3 | Occupational health services | We ensure the participation and consultation of our employees, employee representatives, and partners, where appropriate, when developing and improving our processes. |
| 403-4 | Worker participation, consultation, and communication on occupational health and safety | **PEOPLE**<br>Health, Safety & Well-Being |
| 403-5 | Worker training on occupational health and safety | **PEOPLE**<br>Health, Safety & Well-Being |
| 403-6 | Promotion of worker health | **PEOPLE**<br>Health, Safety & Well-Being |
| 403-7 | Prevention and mitigation of occupational health and safety impacts directly linked by business relationships | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Risk Management — Centralized EHS Auditing |
| 403-9 | Work-related injuries | **PEOPLE**<br>Health, Safety & Well-Being — 2019 Progress |
| **GRI 404: Training and Education** | | |
| 103-1 | Explanation of the material topic and its Boundary | **PEOPLE**<br>Talent Management |
| 103-2 | The management approach and its components | **PEOPLE**<br>Talent Management |
| 103-3 | Evaluation of the management approach | **PEOPLE**<br>Talent Management |
| 404-2 | Programs for upgrading employee skills and transition assistance programs | **PEOPLE**<br>Talent Management — 2019 Progress |
| **GRI 405: Diversity and Equal Opportunity** | | |
| 103-1 | Explanation of the material topic and its Boundary | **PEOPLE**<br>Diversity, Equity & Inclusion |
| 103-2 | The management approach and its components | **PEOPLE**<br>Diversity, Equity & Inclusion |
| 103-3 | Evaluation of the management approach | **PEOPLE**<br>Diversity, Equity & Inclusion |
| 405-1 | Diversity of governance bodies and employees | Colleagues: People — Diversity, Equity & Inclusion<br><br>Takeda Executive Team (TET): Governance and Fundamentals of Responsible Business — Corporate Governance — Composition of the Board of Directors and TET<br><br>Board of Directors diversity: Takeda Annual Securities Report 2020, page 89 |
| **GRI 408: Child Labor** | | |
| 103-1 | Explanation of the material topic and its Boundary | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain |
| 103-2 | The management approach and its components | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain — Human Rights Supplier Code of Conduct |
| 103-3 | Evaluation of the management approach | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain |
| 408-1 | Operations and suppliers at significant risk for incidents of child labor | In markets where we have identified the potential for supply chain risks related to human rights, we use a number of enhanced assessment approaches. In FY2019, these assessments did not identify modern slavery risk in the form of forced or child labor, human trafficking, slavery or servitude. |

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APPENDIX

## GRI Standards Reference Table (continued)

| Disclosure Number | Description | 2019 Reference/Response |
|---|---|---|
| **GRI 409: Forced or Compulsory Labor** | | |
| 103-1 | Explanation of the material topic and its Boundary | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain |
| 103-2 | The management approach and its components | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain — Human Rights<br>Supplier Code of Conduct |
| 103-3 | Evaluation of the management approach | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain |
| 409-1 | Operations and suppliers at significant risk for incidents of forced or compulsory labor | In markets where we have identified the potential for supply chain risks related to human rights, we use a number of enhanced assessment approaches. In FY2019, these assessments did not identify modern slavery risk in the form of forced or child labor, human trafficking, slavery or servitude. |
| **GRI 412: Human Rights Assessment** | | |
| 103-1 | Explanation of the material topic and its Boundary | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain |
| 103-2 | The management approach and its components | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain — Human Rights<br>Supplier Code of Conduct |
| 103-3 | Evaluation of the management approach | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain |
| 412-1 | Operations that have been subject to human rights reviews or impact assessments | In markets where we have identified the potential for supply chain risks related to human rights, we use a number of enhanced assessment approaches. In FY2019, these assessments did not identify modern slavery risk in the form of forced or child labor, human trafficking, slavery or servitude. |
| 412-2 | Employee training on human rights policies or procedures | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain — Human Rights |
| 412-3 | Significant investment agreements and contracts that include human rights clauses or that underwent human rights screening | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain — Ethical Sourcing and Supplier Risk Management KPIs |
| **GRI 413: Local Communities** | | |
| 103-1 | Explanation of the material topic and its Boundary | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Philanthropy (Global CSR) |
| 103-2 | The management approach and its components | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Philanthropy (Global CSR) |
| 103-3 | Evaluation of the management approach | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Philanthropy (Global CSR) — CSR Highlights — 2019, Key CSR Programs, Global COVID-19 Response Efforts |
| 413-1 | Operations with local community engagement, impact assessments, and development programs | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Philanthropy (Global CSR) |
| **GRI 414: Supplier Social Assessment** | | |
| 103-1 | Explanation of the material topic and its Boundary | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain |
| 103-2 | The management approach and its components | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain |
| 103-3 | Evaluation of the management approach | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain — Ethical Sourcing and Supplier Risk Management KPIs |
| 414-1 | New suppliers that were screened using social criteria | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Supply Chain — Ethical Sourcing and Supplier Risk Management KPIs |
| **GRI 416: Customer Health and Safety** | | |
| 103-1 | Explanation of the material topic and its Boundary | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Quality Management |
| 103-2 | The management approach and its components | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Quality Management |
| 103-3 | Evaluation of the management approach | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Quality Management |
| 416-1 | Assessment of the health and safety impacts of product and service categories | **GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS**<br>Quality Management |

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Disclosure Number Description 2019 Reference/Response GRI 418: Customer Privacy 103-1 Explanation of the material topic and its Boundary GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Supply Chain, Bioethics — Clinical Research 103-2 The management approach and its components GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Supply Chain, Bioethics — Clinical Research Global Code of Conduct Supplier Code of Conduct 103-3 Evaluation of the management approach GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Supply Chain, Bioethics — Clinical Research 418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data There are no breaches of customer privacy and losses of customer data to report. GRI 419: Socioeconomic Compliance 103-1 Explanation of the material topic and its Boundary GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Compliance, Risk Management 103-2 The management approach and its components GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Compliance, Risk Management Global Code of Conduct Supplier Code of Conduct 103-3 Evaluation of the management approach GOVERNANCE AND FUNDAMENTALS OF RESPONSIBLE BUSINESS Compliance, Risk Management 419-1 Non-compliance with laws and regulations in the social and economic area There are no fines or nonmonetary sanctions for noncompliance to report. GRI Standards Reference Table (continued) APPENDIX 982020 Sustainability Report

# Takeda Pharmaceutical Scope 3 Emissions Calculation Methodology per Category

| Source of Scope 3 Emissions | Evaluation Status | Emissions Calculation Methodology |
| --- | --- | --- |
| 1) Purchased goods and services | Relevant, calculated | Takeda's business sectors and spend are multiplied by an emission factor for each sector/supplier derived from the Trucost economic input output (EEI-O) model to calculate the supply chain GHG emissions of suppliers through all tiers up to and including raw material extraction. |
| 2) Capital goods | Relevant, calculated | |
| 3) Fuel- and energy-related activities | Relevant, calculated | Emissions are calculated by multiplying fuel and electricity usage by emission factors from Defra (2019) — UK Government GHG Conversion Factors for Company Reporting. Only emissions related to fuel extraction and distribution/transmission loss are included. |
| 4) Upstream transportation and distribution | Relevant, calculated | Takeda's business sectors and spend are multiplied by an emission factor for each sector/supplier derived from the Trucost economic input output (EEI-O) model to calculate the supply chain GHG emissions of suppliers through all tiers up to and including raw material extraction. |
| 5) Waste generated in operations | Relevant, calculated | Emissions are calculated by using Takeda's waste data and emission factors from Defra (2019). |
| 6) Business travel | Relevant, calculated | Takeda's spend data by mode of transport, which are captured by a business travel reservation system, are multiplied by an emission factor for each mode of transport derived from Trucost EEI-O model. |
| 7) Employee commuting | Relevant, calculated | Takeda's global employee head count by country is used, combined with OECD's published country averages for commuting time and other publicly available data on transportation mode and distance, to calculate GHG emissions from employee commuting. |
| 8) Upstream leased assets | Relevant, calculated | Emissions associated with upstream leased assets are included in Takeda's Scope 1 and 2 emissions. |
| 9) Downstream transportation and distribution | Relevant, calculated | Takeda's weight of products sold data by countries are used, and calculated emissions based on assumed average distance traveled using emission factors from Defra (2019) |
| 10) Processing of sold products | Relevant, calculated | Emissions are calculated by multiplying electricity and steam used for processing products sold, which are estimated based on energy required to process a unit of each product sold, by IEA grid electricity factors (country-specific) and a steam emissions factor from Defra (2019). |
| 11) Use of sold products | Not relevant, not calculated | N/A |
| 12) End-of-life treatment of sold products | Relevant calculated | Using packaging materials spend data, weight of those materials are estimated based on average price of material (e.g. plastic, metal, paper) gathered from metals exchange and B2B platforms. World waste treatment and disposal percentages published by World Bank and emission factors from Defra (2019). |
| 13) Downstream leased assets | Not relevant, not calculated | N/A |
| 14) Franchises | Not relevant, not calculated | N/A |
| 15) Investment | Relevant calculated | Sum of Scope 1 and Scope 2 emissions[1] of the equity investment multiplied by the share of equity (%) held by Takeda when Takeda holds >5% equity stake. |

[1]The adjusted emissions in Fiscal 2016 disclosed under the act on promotion of global warming countermeasures are used.

2020 Sustainability Report 99

Independent Assurance APPENDIX 1002020 Sustainability Report

For the purposes of this notice, “report” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this report. This report (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this report. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This report is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws. The companies in which Takeda directly and indirectly owns investments are separate entities. In this report, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we,” “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. Takeda product names used herein are trademarks or registered trademarks of Takeda Pharmaceutical Company Limited or its affiliates. Forward-Looking Statements This report and any materials distributed in connection with this report may contain forward- looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward- looking statements often include words such as “targets,” “plans,” “believes,” “hopes,” “continues,” “expects,” “aims,” “intends,” “ensures,” “will,” “may,” “should,” “would,” “could,” “anticipates,” “estimates,” “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/ reports/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this report may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results. Medical Information This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs, including the ones under development. Legal Disclaimers APPENDIX 1012020 Sustainability Report

Takeda Pharmaceutical Company Limited Takeda Global Headquarters 1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo 103-8668, Japan Tel:+81-3-3278-2111 Fax:+81-3-3278-2000 © Copyright 2020 Takeda Pharmaceutical Company Limited. All rights reserved.